Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                  July 30, 2007




Mr. Joshua Ravitz
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      Tombstone Cards, Inc.
         SB-2/A #6 File No. 333-138184

Dear Mr. Ravitz:

         In response to your comment letter dated July 26, 2007, we are submitting this amendment #6 of the Registration Statement with a copy on which the changes are shown in bold print and deletions are shown as strike throughs. We believe these amendments should solve the problems raised in your comments 1-8 in your letter dated June 25, 2007.

         Comment #1: We note the changes you have made in response to comment 3 from our letter of June 25, 2007, but we reissue it, in part. Please apply the same revised description to the 60,000 B warrants of the Placement Agent listed at the cover top of the page as you have to the 60,000 A warrants of the Placement Agent.

         In response to your comment #1, we have revised the description for the 60,000 B warrants of the Placement Agent to match the description of the 60,000 A warrants of the Placement Agent. See Cover page at "Comment #1." We have made a couple other text corrections on the Cover page and pg. 5 to be congruent as shown in bold print.

         Comment #2: We note the changes you made in response to comment 7 from our letter of June 25, 2007. While you now indicate in footnote 2 that Mr. Reilly received a 2006

Mr. Joshua Ravitz
Securities and Exchange Commission
July 30, 2007
Page 2


salary of $21,000, the table indicates that his 2006 salary was $18,000. Please revise accordingly.

         In response to your comment #2, we have revised the table to accurately reflect Mr. Reilly's salary of $21,000 as stated in footnote 2. See pg. 41 at "Comment #2."

         Comment #3: Please revise the total amount of compensation for Mr. Reilly, which does not add up the totals of all the other columns.

         In response to your comment #3, we have revised the table to accurately reflect Mr. Reilly's total compensation. See pg. 41 at "Comment #3."

         Comment #4: Please correct the footing of your balance sheets.

         In response to your comment #4, we have corrected the footing on the balance sheets. See pg. F-17 at Comment #4."

         Comment #5: Please continue to update the financial statements in accordance with Item 310(g) of Regulation S-B.

         In response to your comment #5, the financials for June 30, 2007 will not be available until August 14, 2007. If effective by that time, we will file a post-effective amendment.

         Comment #6: Please revise to remove the sixth-to-last paragraph, which is a disclaimer. You are free to examine whatever documents or take whatever other steps that you choose.

         In response to your comment #6, we have removed the sixth-to-last para-graph. See pg. 68 at Comment #6."

         Comment #7: It does not appear that you have defined the term Stock. Please revise accordingly.

         In response to your comment #7, we have revised the legal opinion. Specifically, we have replaced "Stock" with "securities." See pg. 68 at "Comment #7."

         Comment #8: Please opine that the warrants are binding agreements.

Mr. Joshua Ravitz
Securities and Exchange Commission
July 30, 2007
Page 3

         In response to your comment #8, we have opined that the warrants are binding agreements. See pg. 68 at "Comment #8."

         We hope these revisions are sufficient to satisfy your comments so this Registration Statement may be approved to go effective. If you have any questions, please let me know.

                                         Sincerely,



                                         /s/ Michael A. Littman
                                         Michael A. Littman


MAL:jb

     As filed with the Securities and Exchange Commission on August 2, 2007
                          Registration No. 333-138184


 ==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM SB-2/A
                                 AMENDMENT NO. 6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              TOMBSTONE CARDS, INC.
                 (Name of small business issuer in its charter)

     COLORADO                            2759                   51-0541963
     --------                            ----                   ----------
(State or jurisdiction of      (Primary Standard Industrial (I.R.S. Employer
 incorporation or organization) Classification Code Number)  Identification No.)

       5380 Highlands Drive, Longmont, Colorado 80503 Phone (303) 684-6644
          (Address and telephone number of principal executive offices)

                                   Neil A. Cox
       5380 Highlands Drive, Longmont, Colorado 80503 Phone (303) 684-6644
            (Name, address and telephone number of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:
                       Michael A. Littman, Attorney at Law
   7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
  Title of Each Class of       Amount To Be         Proposed Maximum           Proposed Maximum          Amount of
Securities To Be Registered     Registered      Offering Price Per Unit       Aggregate Offering       Registration
                                                                                   Price(1)                 Fee
------------------------------------------------------------------------------------------------------------------------

Units      by       Selling          1,730,000                     $0.75                   1,297,500        $39.83(3)
Shareholders

------------------------------------------------------------------------------------------------------------------------
Units Underlying  Placement             60,000                     $0.75                     $45,000            $1.38
Agent Warrants (4)
------------------------------------------------------------------------------------------------------------------------
Common   Stock  by  Selling          3,230,000                     $0.55                  $1,776,500           $54.54(2)
Shareholders
------------------------------------------------------------------------------------------------------------------------
Common  Shares   Underlying            600,000                     $0.55                    $330,000           $10.13(2)
Warrants to Consultants
------------------------------------------------------------------------------------------------------------------------

Common  Shares   Underlying             60,000                     $0.55                     $33,000            $1.01(2)
Placement   Agent  Warrants
for Units

------------------------------------------------------------------------------------------------------------------------
Selling   Shareholders  "A"          1,730,000                     $0.10                    $173,000            $5.31(3)
Warrants
------------------------------------------------------------------------------------------------------------------------
Selling   Shareholders  "B"          1,730,000                     $0.05                     $86,500            $2.66(3)
Warrants
------------------------------------------------------------------------------------------------------------------------
Common  Shares   Underlying          1,730,000                     $2.00                  $3,460,000          $106.22(2)
"A" Warrants
------------------------------------------------------------------------------------------------------------------------
Common  Shares   Underlying          1,730,000                     $5.00                  $8,650,000          $265.56(2)
"B" Warrants
------------------------------------------------------------------------------------------------------------------------
Common  Shares   Underlying            150,000                     $0.55                     $82,500            $2.53(2)
Employee  Options
------------------------------------------------------------------------------------------------------------------------
Placement     Agent     "A"             60,000                     $0.10                      $6,000             $.18
Warrants
------------------------------------------------------------------------------------------------------------------------
Placement     Agent     "B"             60,000                     $0.05                      $3,000             $.09
Warrants
------------------------------------------------------------------------------------------------------------------------
Shares           Underlying             60,000                     $2.00                    $120,000            $3.68
Placement     Agent     "A"
Warrants
------------------------------------------------------------------------------------------------------------------------
Shares Underlying  Placement            60,000                     $5.00                    $300,000            $9.21
Agent "B" Warrants
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)  Amount previously paid with the original SB-2 filing.
(3)  Amount previously paid with the SB-2/A No. 1 filing.

(4)  Units  underlying  Warrants for Units granted to Placement  Agent (60,000).


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             (SUBJECT TO COMPLETION)
                                   PROSPECTUS

                              TOMBSTONE CARDS, INC.

         1,500,000 Common Shares of Common Stock of Selling Shareholders
       1,730,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant
         1,730,000 shares comprising part of the Units being Registered
                             1,730,000 "A" Warrants
                             1,730,000 "B" Warrants
                 1,730,000 Common Shares underlying "A" Warrants
                 1,730,000 Common Shares underlying "B" Warrants
              600,000 Common Shares underlying Consultant Warrants
         60,000 Units underlying Placement Agent Warrants (consisting of
   60,000 Shares of Common Stock, 60,000 "A" Warrants and 60,000 "B" Warrants)
        60,000 Shares of Common Stock Underlying Placement Agent Warrants
                                    for Units
        60,000 "A" Warrants Underlying Placement Agent Warrants for Units
            60,000 Shares Underlying "A" Warrants of Placement Agent

60,000 "B" Warrants of Placement Agent Underlying Placement Agent Warrants for Units [Comment #1]

            60,000 Shares underlying "B" Warrants of Placement Agent
                    150,000 Employee/Consultant Option Shares

We are registering all securities listed for sale on behalf of selling shareholders:

(a)  1,500,000 Shares of Common Stock of Selling Shareholders,
(b) 1,730,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant,
(c)  1,730,000 outstanding shares comprising part of the Units being Registered,
(d)  1,730,000 "A" Warrants,
(e)  1,730,000 "B" Warrants,
(f)  1,730,000 common Shares underlying "A" Warrants at $2.00 per Share,
(g)  1,730,000 common Shares underlying "B" Warrants at $5.00 per Share,
(h)  600,000 common Shares underlying Consultant Warrants at $0.55 per Share,
(i)  60,000  Units   underlying   Placement  Agent  Warrants  for  Units  (Units
     consisting  of 60,000  shares  and  60,000  "A"  Warrants  and  60,000  "B"
     Warrants),
(j)  60,000  common  Shares  underlying   Placement  Agent  Warrants  for  Units
     (consisting of Shares and "A" and "B" Warrants) at $0.55 per Share,
(k)  60,000 "A" Warrants underlying Placement Agent Warrants for Units,
(l)  60,000 "B" Warrants underlying Placement Agent Warrants for Units,
(m)  60,000 Shares underlying "A" Warrants to Placement Agent,
(n)  60,000 Shares underlying "B" Warrants to Placement Agent, and

(o) 150,000 Shares underlying Employee/Consultant Options at $0.55 per Share (the "Offering") of our Company, Tombstone Cards, Inc. ("Tombstone") a Colorado corporation.


A total of $4,028,500 may be raised by us if all "A" Warrants, Placement Agent Warrants, Employee Options and Consultant Warrants and Options described above are exercised. If all of the "B" Warrants are exercised including 60,000 "B" Warrants underlying Placement Agent Units, we would raise $8,950,000 in addition to other funds raised on any prior purchases or Warrant exercises. We will NOT receive any proceeds from sales of Shares, Units or Warrants by Selling Shareholders. If all of the Warrants and Options are exercised we could raise as much as $12,978,500. Furthermore, given that we have no operating history and no revenues, it is highly unlikely that our Warrants will be exercised at $2.00 or $5.00 in the foreseeable future.

Our Unit (the "Units") consists of one share of our no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), an "A" Warrant and a "B" Warrant. Each "A" Warrant entitles the holder to purchase one share of Common Stock at $2.00 during the two-year period commencing August 31, 2006 and each "B" Warrant entitles the holder to purchase one share at $5.00 during the three year period commencing August 31, 2006. We have the right to call and redeem the Warrants upon 30 days written notice, at $0.001 per Warrant. Our Common Stock and Warrants will be separately transferable immediately after the closing of this offering. There are no transfer limitations on the Units being registered. We have undertaken to keep the registration statement, of which this Prospectus is a part, current during the term of the Warrants. (See "Description of Securities")

Our Selling Security Holders plan to sell Units at $0.75, common Shares at $0.55, "A" Warrants at $0.10 and "B" Warrants at $0.05, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at a slight premium to the previous private placement price of $0.50 per Unit. The Warrant exercise price was arbitrarily determined based on speculative concept unsupported by any other comparables. We have set the initial fixed prices as follows:

-------------------------------------------------------------------------------
             TITLE                                       PER SECURITY
-------------------------------------------------------------------------------
         Common Stock                                       $0.55
-------------------------------------------------------------------------------
             Units                                          $0.75
-------------------------------------------------------------------------------
         "A" Warrants                                       $0.10
-------------------------------------------------------------------------------
         "B" Warrants                                       $0.05
-------------------------------------------------------------------------------

At any  time  after a market  develops,  our  security  holders  may sell  their
securities   at  market   prices  or  at  any  price  in  privately   negotiated
transactions.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR PROVINCIAL SECURITIES
COMMISSION, NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We intend to have an application filed on our behalf by a market maker for approval of Units, Warrants and Common Stock for quotation on the Over-the Counter/Bulletin Board quotation system tradable separately, subject to effectiveness of the Registration Statement. It has not yet been filed, nor is there any selected broker/dealer as yet. Our Common Stock is presently not listed on any national securities exchange or the NASDAQ Stock Market or any other venue.

We are conducting this offering as a "self-underwriting" through our officers and directors, and therefore, we will pay no underwriting fees or commissions

1. We are not using an underwriter for this offering of Shares or Shares underlying Warrants.

2. We have no arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from exercise of Warrants pursuant to this offering will be immediately available to us for our use and retained by Tombstone regardless of whether or not there are any additional sales under this offering.

This offering will be on a delayed or continuous basis for sales of selling Shareholders Units, Shares, or Warrants and for exercise of Warrants for the period of the Warrants until expiry or call and exercise.

The Selling Warrantholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the Warrants by the Selling Warrantholders (See "Description of Securities - Warrants").

The information in this prospectus is not complete and may be changed. We may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  The date of this Prospectus is July 9, 2007.

TABLE OF CONTENTS

=========================================================================================================
Item in Form SB-2 Prospectus Caption                                                          Page No.
---------------------------------------------------------------------------------------------------------
Front of Registration Statement and Outside Front Cover Page of Prospectus
---------------------------------------------------------------------------------------------------------
Prospectus Cover Page                                                                            1
---------------------------------------------------------------------------------------------------------
Prospectus Summary and Risk Factors                                                              4
---------------------------------------------------------------------------------------------------------
Use of Proceeds                                                                                  14
---------------------------------------------------------------------------------------------------------
Determination of Offering Price                                                                  18
---------------------------------------------------------------------------------------------------------
Dilution                                                                                         18
---------------------------------------------------------------------------------------------------------
Selling Security Holders                                                                         20
---------------------------------------------------------------------------------------------------------
Plan of Distribution                                                                             24
---------------------------------------------------------------------------------------------------------
Legal Proceedings                                                                                24
---------------------------------------------------------------------------------------------------------
Directors, Executive Officers, Promoters and Control Persons                                     25
---------------------------------------------------------------------------------------------------------
Security Ownership of Certain Beneficial Owners and Management                                   26
---------------------------------------------------------------------------------------------------------
Description of Securities                                                                        27
---------------------------------------------------------------------------------------------------------
Interest of Named Experts and Counsel                                                            28
---------------------------------------------------------------------------------------------------------
Disclosure of Commission Position on Indemnification for Securities Act Liabilities              29
---------------------------------------------------------------------------------------------------------
Organization within Last Five Years                                                              29
---------------------------------------------------------------------------------------------------------
Description of Business                                                                          29
---------------------------------------------------------------------------------------------------------
Plan of Operation                                                                                37
---------------------------------------------------------------------------------------------------------
Description of Property                                                                          40
---------------------------------------------------------------------------------------------------------
Certain Relationships and Related Transactions                                                   40
---------------------------------------------------------------------------------------------------------
Market for Common Equity and Related Stockholder Matters                                         41
---------------------------------------------------------------------------------------------------------
Executive and Directors Compensation                                                             42
---------------------------------------------------------------------------------------------------------
Financial Statements                                                                             44
---------------------------------------------------------------------------------------------------------
Changes In and Disagreements With Accountants on Accounting and Financial Disclosure             44
---------------------------------------------------------------------------------------------------------

Securities offered through this prospectus will not be sold through dealers, but will be sold on a direct participation basis only.

PROSPECTUS SUMMARY AND RISK FACTORS

OUR COMPANY

Tombstone Cards, Inc. ("We," "Us," "Our") was organized under the laws of the State of Colorado on April 29, 2005 because our management decided to attempt to build a business to sell customized, professional-quality playing cards via the Internet.

We have begun initial minimal operations and are currently without revenue. We have three (3) employees at the present time, our executive officers, but we currently do not have other non-executive employees, as described on page 41. Through the period ended June 30, 2006, the executive officers contributed their services and only recently began to be compensated.

We are in the developmental stage of our business and we anticipate that sales operations will begin in 2007.

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues and modest capital.

Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are start up company;
     o    We have minimal experience in the printing business;
     o    We may be undercapitalized.

Our executive offices are located at 5380 Highlands Drive, Longmont, Colorado 80503; the telephone number is (303) 684-6644; and the facsimile number is (303) 684-0673.

SUMMARY OF FINANCIAL INFORMATION

  ------------------------------------------------------------------------
                                                 As at December 31, 2006
  ------------------------------------------------------------------------
  Total Assets                                                  $665,470
  ------------------------------------------------------------------------
  Current Liabilities                                             $2,325
  ------------------------------------------------------------------------
  Shareholders' Equity                                          $663,145
  ------------------------------------------------------------------------

  ------------------------------------------------------------------------
                               From April 29, 2005 to December 31, 2006
  ------------------------------------------------------------------------
  Revenues                                                            $0
  ------------------------------------------------------------------------

  Net Loss at December 31, 2006                                ($186,985)
  ------------------------------------------------------------------------
  Net Loss at March 31, 2007 for first quarter                  ($63,048)

As at December 31, 2006, accumulated deficit for our business was ($186,985). As of March 31, 2007, accumulated deficit for our business was ($63,048) for the first quarter. We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

THE OFFERING


We are registering all securities listed for sale on behalf of selling shareholders:

(a)  1,500,000 Shares of Common Stock of Selling Shareholders,
(b) 1,730,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant,
(c)  1,730,000 outstanding shares comprising part of the Units being Registered,
(d)  1,730,000 "A" Warrants,
(e)  1,730,000 "B" Warrants,
(f)  1,730,000 common Shares underlying "A" Warrants at $2.00 per Share,
(g)  1,730,000 common Shares underlying "B" Warrants at $5.00 per Share,
(h)  600,000 common Shares underlying Consultant Warrants at $0.55 per Share,
(i)  60,000  Units   underlying   Placement  Agent  Warrants  for  Units  (Units
     consisting  of 60,000  shares  and  60,000  "A"  Warrants  and  60,000  "B"
     Warrants),
(j)  60,000  common  Shares  underlying   Placement  Agent  Warrants  for  Units
     (consisting of Shares and "A" and "B" Warrants) at $0.55 per Share,

(k)  60,000 "A" Warrants underlying Placement Agent Warrants for Units,

(l)  60,000 "B" Warrants underlying Placement Agent Warrants for Units,
(m)  60,000 Shares underlying "A" Warrants to Placement Agent,
(n)  60,000 Shares underlying "B" Warrants to Placement Agent, and

(o) 150,000 Shares underlying Employee/Consultant Options at $0.55 per Share (the "Offering") of our Company, Tombstone Cards, Inc., a Colorado corpora-tion ("Tombstone").


A total of $4,028,500 may be raised by us if all "A" Warrants, Placement Agent Warrants, Employee Options and Consultant Warrants and Options described above are exercised. If all of the "B" Warrants are exercised including 60,000 "B" Warrants underlying Placement Agent Units, we would raise $8,950,000 in addition to other funds raised on any prior purchases or Warrant exercises. We will NOT receive any proceeds from sales of Shares, Units or Warrants by Selling Shareholders. If all of the Warrants and Options are exercised we could raise as much as $12,978,500. Furthermore, given that we have no operating history and no revenues, it is highly unlikely that our Warrants will be exercised at $2.00 or $5.00 in the foreseeable future.

Our Unit (the "Units") consists of one share of our no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), an "A" Warrant and a "B" Warrant. Each "A" Warrant entitles the holder to purchase one share of Common Stock at $2.00 during the two-year period commencing August 31, 2006 and each "B" Warrant entitles the holder to purchase one share at $5.00 during the three year period commencing August 31, 2006. We have the right to call and redeem the Warrants upon 30 days written notice, at $0.001 per Warrant. Our Common Stock and Warrants will be separately transferable immediately after the closing of this offering. There are no transfer limitations on the Units being registered. We have undertaken to keep the registration statement, of which this Prospectus is a part, current during the term of the Warrants. (See "Description of Securities")

           ============================================================================================
           Common Shares Outstanding Before This Offering                                    3,230,000
           -------------------------------------------------------------------------------------------
           Maximum Common  Shares Being Offered by Selling Shareholders                      3,230,000
           -------------------------------------------------------------------------------------------
           Maximum Units offered by Selling Shareholders (2)                                 1,790,000
           -------------------------------------------------------------------------------------------
           Maximum Shares Underlying "A" Warrants Being Offered (3)                          1,790,000
           -------------------------------------------------------------------------------------------
           Maximum Shares Underlying "B" Warrants Being Offered (4)                          1,790,000
           -------------------------------------------------------------------------------------------

           Maximum Shares Underlying Placement Agent Warrants for Units                         60,000
           -------------------------------------------------------------------------------------------
           Maximum Shares Underlying Consultant Warrants                                       600,000
           -------------------------------------------------------------------------------------------

           Maximum Shares Underlying Employee Options                                          150,000
           -------------------------------------------------------------------------------------------
           Maximum Common Shares Outstanding After This Offering (1)                         7,620,000
           -------------------------------------------------------------------------------------------
           Maximum  Shares  Outstanding  if "A" Warrants  are  Exercised in this             5,830,000
           Offering
           -------------------------------------------------------------------------------------------
           Maximum  Shares  Outstanding  if "B" Warrants  are  Exercised in this             7,620,000
           Offering
           ============================================================================================

(1) Assuming exercise of all 810,000 Share purchase Warrants/Options consisting of 150,000 Employee Options, 60,000 Placement Agent Warrants and 600,000 Consultant Warrants.
(2)  Includes Placement Agent Units (60,000)
(3)  Includes Placement Agent "A" Warrants (60,000)
(4)  Includes Placement Agent "B" Warrants (60,000)

We are authorized to issue 100,000,000 Shares of Common Stock. Our current Shareholders, officers and directors collectively own 3,230,000 Shares of restricted Common Stock. These Shares were issued at a price of $.01 per Share for 1,500,000 Shares and $0.50 per Share for 1,730,000 Shares.


There is currently no public market for our Units, Common Stock or Warrants, as it is presently not traded on any market or securities exchange.

OUR COMPANY RISK FACTORS

Our securities, as offered hereby, are highly speculative and should be purchased only by persons who can afford to lose their entire investment in us. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this prospectus, before purchasing any of the Shares of our Common Stock.

OUR BUSINESS IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE RISKY.

We have only very recently been organized to perform the operations described above. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the card business, especially in view of the intense competition from existing businesses in the industry.

A DECLINE IN POKER POPULARITY OR ACTIVITY MAY ADVERSELY AFFECT OUR BUSINESS.

If Poker declines in popularity or activity, there is significant risk that the demand for playing cards, our sole proposed product, will be negatively impacted resulting in lack of sales revenues, if any are ever developed. This decline could result from adverse economic conditions, which negatively affect disposable income, changes in gaming habits, and enforcement activities related to illegal gambling.

OUR WEAKNESSES MAY AFFECT OUR ABILITY TO SELL, COMPETE AND GENERATE REVENUES.

o Because of our position as a startup, we are not a household name among prospective customers, and the cost to raise us to "top-of-mind" awareness will be higher than for an established company.
o The order/production process will need to be tested during a phased rollout, which will delay our full production capabilities by 30 to 90 days.
o Documented processes and procedures, along with the integrated technology deployment, are still in the development stage and an unforeseen delay or loss of key personnel could hold up the product launch.

Any of these could cause our revenue model to be unprofitable and cause failure of our business.

WE HAVE IDENTIFIED POTENTIAL THREATS TO OUR BUSINESS MODEL.

o The fast-growing interest in poker could be a fad that burns out quickly, leaving a smaller core than expected.
o A significant downturn in the American economy would reduce the amount of disposable income available to our target audience.
o Other competitors could move quickly to match our performance by offering similar products and design amenities, forcing us to invest more than expected in product development.
o Too much success too quickly could overwhelm our systems, creating order and fulfillment problems including the increased possibility of poor work slipping through to the marketplace, resulting in high levels of customer dissatisfaction.

Any of these could cause our revenue model to be unprofitable and cause failure of our business.

WE MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of rent, insurance, utilities, marketing expenses, wages, taxes, etc. and could exceed $1,000,000 in the next twelve months. Such funds are not currently committed and we have cash as of the date of this Registration Statement of approximately $500,000.

Given that we have no operating history and no revenues, it is highly unlikely that the Warrants will be exercised at $2.00 and $5.00 in the foreseeable future, which makes it highly unlikely that we will raise that additional working capital from this Registration.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors, Executive Officers, Promoters and Control Persons" (page 24), and "Conflicts of Interest." (page 25) Our officers are spending part-time in this business - up to 30 hours per week.

WE WILL NEED ADDITIONAL FINANCING FOR WHICH WE HAVE NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF OUR BUSINESS PLAN.

We have limited funds, and such funds may not be adequate to carryout the business plan. Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

OUR WARRANTHOLDERS AND OPTIONHOLDERS MAY NOT EXERCISE THEIR PURCHASE RIGHTS.

It is very unlikely that any security holder would exercise either our Warrants or the Options.

WE HAVE NOT SET UP AN ESCROW TO RECEIVE PROCEEDS OF WARRANT OR OPTION EXERCISE.

We do not have any escrow provisions and we do not have any intention of returning any sale proceeds to investors if the maximum amount is not raised from sale of any of our shares.

WE HAVE A MINIMAL OPERATING HISTORY, SO INVESTORS HAVE NO WAY TO GAUGE OUR LONG TERM PERFORMANCE.

We were formed on April 29, 2005 based on a concept to sell customized, professional-quality playing cards via the Internet. As evidenced by the financial reports we have had no revenue. It must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. The venture must be considered highly speculative.

WE CAN MAKE NO ASSURANCE OF SUCCESS OR PROFITABILITY IN THE FUTURE.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits in the future, or that the market price of our Common Stock will be increased thereby.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more that one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT.

We currently have three individuals who are serving as our officers and directors for up to 30 hours per week each on a part-time basis. Our directors are also acting as our officers. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Once we receive the proceeds from this offering, several other consultants may be employed on a full-time basis under a contract to be determined. See "Management." Because investors will not be able to manage our business, they should critically assess the information concerning our officers and directors.

OUR OFFICERS AND DIRECTORS ARE NOT EMPLOYED FULL-TIME BY US WHICH COULD BE DETRIMENTAL TO THE BUSINESS.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts including time and efforts involved in participation with such other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors to our business will be up to 30 hours per week. (See "Executive Team")

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our company, when the business may demand such full-time.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS TO CORPORATE OPPORTUNITIES WHICH OUR COMPANY MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN.

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person leans about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person. (See "Conflicts of Interest" at page
25)

WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY COLORADO STATUTE.

Colorado Revised Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

OUR DIRECTOR'S LIABILITY TO US AND SHAREHOLDERS IS LIMITED

Colorado Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

WE MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board without any input from stockholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.


WE HAVE SUBSTANTIAL COMPETITORS WHO HAVE AN ADVANTAGE OVER US IN RESOURCES AND MARKETING.

We will be in competition with other products developed and marketed by much larger corporations, which are better capitalized and have far greater marketing capabilities than us. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than we do now.

RISK FACTORS RELATED TO OUR STOCK

THE REGULATION OF PENNY STOCKS BY SEC AND NASD MAY DISCOURAGE THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company. None of our securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of Shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our Common Stock and do not ever anticipate paying such dividends in the foreseeable future.


LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND STOCKHOLDERS MAY OCCUR UPON ISSUANCE OF ADDITIONAL SHARES.

We may issue further Shares as consideration for the cash or assets or services out of our authorized but unissued Common Stock that would, upon issuance, represent a majority of our voting power and equity. The result of such an issuance would be those new stockholders and management would control us, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of us by our current Shareholders.

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK, UNITS OR WARRANTS AT THIS TIME.

There is no public market for our Common Stock, and no assurance can be given that a market will develop or that a Shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities.
Even if a purchaser finds a broker willing to effect a transaction in our securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding Shares of Common Stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these Shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering all of our outstanding Shares so officers, directors and affiliates will be able to sell their Shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of Shares that does not exceed the greater of 1.0% of a company's outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of Shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

FUTURE DILUTION MAY OCCUR DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATION IN THE FUTURE.

There may be substantial dilution to our Shareholders purchasing in this Offering as a result of future decisions of the Board to issue Shares without Shareholder approval for cash, services, acquisitions, or pursuant to our Employee/Consultant Stock Option Plan for which one million Shares have been reserved but are not issued. Award/Earnings/Vesting criteria under the Plan have not been set, however the price per Share for exercise will be no less than $0.55 per Share. 150,000 Options are currently outstanding under the Plan.

OUR STOCK, UNITS OR WARRANTS WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The Shares of our Common Stock, Units, or Warrants, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common Shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their Shares, Units or Warrants at or near ask prices or at all if you need money or otherwise desire to liquidate their Securities of our company.

OUR COMMON STOCK, UNITS AND WARRANTS MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

Because of the limited trading market expected to develop for our Common Stock, Units and Warrants, and because of the possible price volatility, you may not be able to sell your Units or Warrants or Shares of Common Stock when you desire to do so. The inability to sell your Securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our Securities may suffer greater declines because of our price volatility.

The price of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our Share price to fluctuate significantly include, but are not limited to the following:

         o        Variations in our quarterly operating results;
         o Loss of a key relationship or failure to complete significant transactions;
         o        Additions or departures of key personnel; and
         o        Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies Common Stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the Shares of common stock we are offering under this Registration Statement including Shares underlying Warrants are sold and all of the Shares of common stock issued and issuable to the selling security holders are sold, we would have 7,620,000 Shares that are freely tradable without the requirement of registration under the Securities Act of 1933. Even our officers and directors are registering their Shares totaling 1,025,000.

Unrestricted sales of 3,230,000 Shares of stock by our selling stockholders could have a huge negative impact on our Share price, and the market for our Securities including Units, Shares and Warrants.

OUR NEW INVESTORS WILL SUFFER A DISPROPORTIONATE RISK AND THERE WILL BE IMMEDIATE DILUTION OF PURCHASERS' INVESTMENTS.

Our present Shareholders have acquired their Securities at a cost significantly less than that which the investors purchasing pursuant to Warrants will pay for their stock holdings or at which future purchasers in the market may pay. Therefore, new investors will bear most of the risk of loss. Further, assuming all of the Shares offered hereby are sold, of which there can be no assurance, an investment in our Common Stock by the purchaser will result in an immediate dilution (in excess of 90%) of the net tangible book value of the Common Stock from the offering price which the purchasers will have paid for their Shares.

OUR BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.

Due to the speculative nature of our business, it is possible that the investment in the Units, Warrants and Shares offered hereby will result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

OUR PUBLIC INVESTORS MAY BEAR MOST OF THE BURDEN IF THE WARRANTS ARE EXERCISED.

The financial risk of our proposed activities will be borne primarily by the public investors, who, upon purchase of the Warrant Shares in this offering, will have contributed the largest portion of our capital.

WE ARE NOT A REPORTING COMPANY AT THIS TIME, BUT WILL BECOME ONE DUE TO THIS REGISTRATION.

There is no trading market for our Common Stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 15d of the Securities Act and we intend to be registered under Section 12(g). As a result, Shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our Shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants and intend to register under the Securities Exchange Act, Section 12(g).

OUR PRESENT AND FUTURE SHAREHOLDERS WILL SUFFER DILUTION BY SALE OF THIS OFFERING AND BY NEW ISSUANCES IN THE FUTURE WHICH MAY OCCUR.

Upon the sales of Shares, there may be substantial dilution to our Security holders. The exercise price of our Warrants $0.55, $0.60, $2.00 and $5.00 is substantially higher than the pro forma current net tangible book value per Share of our outstanding Common Stock. The net tangible book value attributable to our Shares as of December 31, 2006 was $0.2053 per Share and at March 31, 2007 was $0.187. Net tangible book value per Share of Common Stock is determined by dividing the number of outstanding Shares of Common Stock into the net tangible book value attributable to our Common Stock, which is our total tangible assets less our total liabilities. After giving effect to possible sale of all of our Shares registered herein, and after deducting the offering expenses payable, the adjusted net tangible book value attributable to our Common Stock will increase. This represents an immediate increase in net tangible book value per Share to the holders of our existing Common Stock and an immediate dilution per Share to Shareholders purchasing Shares of stock at the exercise price of $0.55 per share for certain Options or $0.60 per Unit for certain Warrants and an even greater dilution for Warrant holders who might purchase @ $2.00 or $5.00 per Share. See "Dilution" hereinafter on page 17.

--------------------------------------------------------------------------------

                                            Book Value per Share     Dilution
                                                post offering*
--------------------------------------------------------------------------------
Exercise of "Employee" Options                        $.268              51%
@ $0.55/Share (1)
--------------------------------------------------------------------------------

Exercise of "Placement Agent" Warrants                $.268              51%
for Units @ $0.60/Unit
--------------------------------------------------------------------------------

Exercise of "A" Warrants @ $2.00/Share                $.800              60%
--------------------------------------------------------------------------------

Exercise of "B" Warrants @ $5.00/Share                $1.787             64%
--------------------------------------------------------------------------------
* Assumes 100% exercise and cumulative aggregation of proceeds.


(1) Includes 600,000 Warrants owned by consultants and 150,000 Options owned by employees.


POSSIBLE DEPRESSIVE EFFECT OF FUTURE SALES OF SHARES ISSUED PURSUANT TO WARRANT EXERCISE.

The Shares and Warrants included in the Units are being registered in this Offering. These Warrants cannot be exercised and the underlying shares of Common Stock issued unless a current registration statement is in effect. (See "Description of Securities - Selling Warrantholders"). In the event all of the Warrants are eventually exercised, the resulting 3,580,000 shares would be free trading and could be sold into the secondary market. Such sales would most likely have a depressive effect on the price of the Common Stock in any over-the-counter market that may develop, since the large supply of shares available in the market would most likely reduce the price purchasers need to pay for the stock. The exercise of the Warrants would also reduce the percentage of our Common Stock owned by the investors in this offering.

ARBITRARY OFFERING PRICE.

The offering price of the Units and the exercise price of the Warrants have been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

FUTURE DILUTION.

The Units offered hereby contain Warrants to purchase shares of Common Stock. Upon exercise of any of the Warrants, holder of Common Stock will suffer dilution of their interest in us unless they in turn exercise Warrants which they hold, if any. In addition, Warrants will be exercisable. (See "Description of Securities").

NO ASSURANCE OF PUBLIC MARKET FOR ANY OUR SECURITIES.

There is presently no market for any of our securities and there can be no assurance a market will develop or that purchasers will be able to resell their Units, Common Stock or Warrants a the public offering price or without delay. No one is obligated to create or make a market in the Units, Common Stock or Warrants upon completion of this offering. Should a market for our Securities develop there is no assurance that such a market will continue. In addition, due to the low price of these Securities many brokerage firms may not effect transactions in the Units, Common Stock or Warrants and banks may not accept them as collateral for loans.

SALE OF WARRANTS.

There is no commitment by anyone to purchase or to sell our Warrants. The holders of the Warrants intend to sell such Warrants. When and if the holders of such Warrants, elect to sell the Warrants or, after the underlying shares are registered, to exercise the Warrants, the sale of the Underlying Shares in market transactions could be expected to have a depressive effect on the market for any of our Securities and therefore likely would have a disruptive effect on any orderly market, if any develops, for our Securities.

Such disruption, were it to occur, would harm our then existing shareholders and Warrantholders since it would predictably result in a decline in the market value of all outstanding Securities. Further, sales of Securities by our insiders is often perceived in a negative light by prospective purchasers of a company's securities since it connotes a lack of confidence in the company's prospects and a desire of insiders to personally profit.

INVESTORS MAY BE UNABLE TO EXERCISE WARRANTS.

For the life of the Warrants, we will attempt to maintain a current registration statement on file with the Securities and Exchange Commission relating to the Shares of Common Stock issuable upon exercise of the Warrants. If we are unable to maintain a current registration statement on file, the Warrantholders will be unable to exercise the Warrants and the Warrants may become valueless. Although the Units offered hereby will not knowingly be sold in any jurisdiction in which they are not registered or otherwise qualified, purchasers of the Units may relocate into a jurisdiction in which the securities underlying the Warrants are not so registered or qualified. In addition, purchasers of the Warrants in the open market may reside in a jurisdiction in which the Securities underlying the Warrants are not the qualification of the Securities underlying the Warrants for sale in all of the states in which the Warrantholders reside, the Warrantholders in those states may have no choice but to either sell their Warrants or permit them to expire. We intend to maintain our registration statement in the states where the securities were initially qualified for sale. Prospective investors and other interested persons who wish to know whether or not our Common Stock may be issued upon the exercise of Warrants by Warrantholders in a particular state should consult the securities commission of the state in question. (See "Description of Securities")

MULTIPLE TYPES OF SECURITIES TRADING MAY CAUSE CONFUSION TO INVESTORS.

We will have four increments of Securities trading under this Registration Statement which may cause confusion to investors resulting in volatile or inconsistent prices in the market, if any develops, for each of the types of Securities. The increments are Units, Shares, "A" Warrants and "B" Warrants.

USE OF PROCEEDS

In the event purchasers in this offering elect to exercise any of the Warrants at the exercise prices set forth in this Prospectus, we will realize net proceeds. The proceeds from the exercise of Warrants will be contributed to our working capital and used to build our business. (See "Proposed Business - Plan of Operation")

If Warrants are exercised we will receive proceeds upon exercise, from exercise price of the securities underlying Warrants $36,000 from the sale of 60,000 Units underlying Placement Agent Warrants at $0.60 per Unit, $82,500 from sale of Shares underlying Options @ $0.55 per Share to Employee, $330,000 from sale of Shares to a Consultant underlying Warrants at $0.55 per Share, $3,580,000 from the sale of 1,790,000 Shares underlying "A" Warrants at $2.00 per Share, and $8,950,000 from the sale of 1,790,000 Shares underlying "B" Warrants at $5.00 per Share. We have no intention of returning any stock sale proceeds to investors if the maximum amount is not raised, and we will use the proceeds as soon as we receive them.

Although we reserve the right to reallocate the funds according to changing events, we believe the net proceeds from this Offering and projected cash flow from operations will be sufficient to fund our initial capital requirements for a period of twelve months. The foregoing assumes the Offering will be fully subscribed, but there can be no assurance we will not require additional funds for operations. The availability and terms of any future financing will depend on market and other conditions out of our control. The amount of proceeds and uses are based upon our projections, which may also change according to unforeseen future events and market changes.

                                     TABLE I

-----------------------------------------------------------------------------
                                    "A" WARRANTS PROCEEDS        "B" WARRANTS
                                  (INCLUDING PLACEMENT AGENT       PROCEEDS
                                  WARRANTS FOR UNITS AND "A"
                                     WARRANTS, CONSULTANT
                                    WARRANTS AND EMPLOYEE
                                     CONSULTANT OPTIONS)

------------------------------------------------------------   ----------------
Salaries                                  $1,309,059                  $2,600,000
------------------------------------------------------------   ----------------
Equipment                                   $168,750                    $458,000
------------------------------------------------------------   -----------------
Marketing                                   $646,875                  $2,417,000
------------------------------------------------------------   ----------------
General and Administrative                  $812,242.50               $1,690,000
------------------------------------------------------------   -----------------
Working Capital                             $965,218.75               $1,550,000
------------------------------------------------------------   ----------------
Website Development                         $126,354.75                 $235,000
--------------------------------- ==========================   =================
TOTAL                                     $4,028,500                  $8,950,000
------------------------------------------------------------    ----------------

We anticipate using the funds raised by this Offering to pay listed categories as shown in Tables below. Although we have identified specific applications for the funds anticipated to be generated by this Offering and we will apply the net proceeds of this Offering to general corporate funds. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized. We have set budget categories as shown in the Tables II and III and will prioritize as shown in such tables by the categories under each respective percentage. If less than all Securities offered by us are sold, we will reduce the allocation of funds raised to the categories as shown in Tables II and III, but without setting any priority of usage at this time.

We make no assurance that we will raise the full $12,978,500 as anticipated. The following Tables II and III show the break down of how management intends to use the proceeds if only 25 percent, 50 percent, or 75 percent of the total offering amount of the "A" Warrant Shares (Table I) and "B" Warrant Shares (Table II), respectively, is raised:

                                    TABLE II

                           BUDGET ASSUMING "A" AND "OTHER" WARRANT AND OPTION EXERCISE

=============================================================================================================
 EXPENDITURE ITEM                 25%                    50%                  75%                   100%
--------------------------------------------------------------------------------------------------------------
Salaries                               $291,059             $581,804             $872,706              $1,309,059
--------------------------------------------------------------------------------------------------------------
Equipment                               $35,000              $90,000             $135,000                $168,750
--------------------------------------------------------------------------------------------------------------
Marketing                              $157,343             $345,000             $529,500                $662,875
--------------------------------------------------------------------------------------------------------------
General &                              $220,598             $441,196             $649,794             $812,242.50
Administrative
--------------------------------------------------------------------------------------------------------------
Working Capital                        $253,125             $506,250             $759,375             $949,218.75
--------------------------------------------------------------------------------------------------------------
Website Development                     $50,000              $50,000              $75,000             $126,354.75
------------------------ ============================================  =========================================
TOTAL                                $1,007,125           $2,014,250           $3,021,375              $4,028,500
                                     ----------           ----------           ----------              ----------
===================================================================  =========================================

                                    TABLE III
             BUDGET ASSUMING "B" WARRANT EXERCISE AT $5.00 PER SHARE
          AND THAT PROCEEDS OF "A" WARRANTS EXERCISED HAVE BEEN USED AS
                            SHOWN IN TABLE II ABOVE.

==============================================================================================================
 EXPENDITURE ITEM                                        25%            50%            75%             100%
---------------------------------------------------------------------------------------------------------------
Salaries                                                 $737,500      $1,475,000    $2,212,500        $2,950,000
---------------------------------------------------------------------------------------------------------------
Equipment                                                $250,000        $500,000      $750,000        $1,000,000
---------------------------------------------------------------------------------------------------------------
Marketing                                                $750,000      $1,500,000    $2,250,000        $3,000,000
---------------------------------------------------------------------------------------------------------------
General & Administrative                                 $225,000        $450,000      $675,000          $900,000
---------------------------------------------------------------------------------------------------------------
Working Capital                                          $250,000        $500,000      $750,000        $1,000,000
---------------------------------------------------------------------------------------------------------------
Website Maintenance                                       $25,000         $50,000       $75,000          $100,000
----------------------------------------------------- ==========================================================
TOTAL                                                  $2,237,500      $4,475,000    $6,712,500        $8,950,000
                                                       ----------      ----------    ----------        ----------
==============================================================================================================

IF ONLY 25% OF THE MAXIMUM SHARES UNDERLYING "A" AND "OTHER" WARRANTS ARE SOLD, we will continue with development plans, including implementing a marketing plan, continuing web site improvements and hiring additional staff. The website will be fully functional and will have been tested during our initial "soft rollout" in January of 2007. A "soft roll out" is a product launch to a limited market, in this case to fully test the systems and processes necessary for product delivery and payment processing. However, funding for marketing and promotions will be restricted to public relations, spot buys in magazines and selected web sites, and promotions designed to produce "word-of-mouth" referrals. The goal of this limited marketing mix is to drive traffic to the web site in order to generate sales. We will purchase limited inventory, which consists solely of preprinted "tuck" boxes used for packaging individual decks of cards. Our directors and officers will participate in all functions to generate sales and revenue from the business. Office space will be leased and furniture will be purchased or leased in the substantial resale or "second-hand" market. We anticipate hiring 6 additional employees in 2007, including a Sales Manager, an In-house Sales Person, 2 Graphic Design Coordinators and 2 Customer Service Representatives. Management will take responsibility for monthly bookkeeping and quarterly in-house interim financial statements for the accountant's review. We anticipate that approximately $1,000,000 along with the expectation of limited revenue from modest sales will be sufficient to sustain operations during the short-term. However, there would be insufficient funds available for furtherance of the plan of operations as detailed later in this prospectus under the heading "PLAN OF OPERATION."

If less than $1,000,000 were made available, we will restrict expenditures to a minimum budget based on priorities determined by the officers and directors. The renting of office space, additional hiring and certain equipment purchases will be deferred. We will cover ongoing legal and accounting costs. Public relations, marketing and web site maintenance will use the remainder of the funds. The minimal amount of inventory will be maintained.

IN THE EVENT THAT ONLY 50% OF THE MAXIMUM SHARES UNDERLYING "A" AND "OTHER" WARRANTS ARE RAISED (APPROXIMATELY $2,000,000), we will be able to further the plan of operation; however, our activities will continue to be restricted. In order to increase brand awareness and promote a corresponding increase in sales, we will continue to place importance on marketing and driving potential customers to the web site. The web site itself will be modified in response to a review of hits, retention and conversion rate of visitors to customers. The marketing mix will continue to be expanded, incorporating more spot buys in special interest magazines and internet banner marketing on carefully targeted associated sites. An increased level of inventory would be anticipated based on response to initial sales, lead times for printing and bulk discounts.

IF 75% OF THE MAXIMUM SHARES UNDERLYING "A" AND "OTHER" WARRANTS ARE RAISED (APPROXIMATELY $3,000,000), there will be sufficient funds to pay a significant portion of all budgeted expenditure items with a continuing increase in marketing and web site development.

The  monies  we  have  raised  thus  far  from  selling  stock  to  our  current
Shareholders is anticipated to be sufficient to pay all expenses of this offering, which is estimated to be $100,000. The total amount of the money raised from the sale of the Shares underlying Warrants we are offering will be used for the purpose of furthering our plan of operation, as detailed under the heading "PLAN OF OPERATION" below.

The registration of our Warrants is intended to and will permit our Warrantholders to potentially capitalize, at a profit, on any rise in the market price of our Warrants and the Common Shares. In the event that the Warrants are sold by the Selling Warrantholders, we will receive none of the proceeds therefrom. In addition, we are paying all the costs in connection with the registration of such Warrants. The Selling Shareholders will be selling Warrants and no commission will be paid by us in connection with such sales.

The  monies  we  have  raised  thus  far  from  selling  stock  to  our  current
Shareholders is anticipated to be sufficient to pay all expenses of this offering, which is estimated to be $100,000. The total amount of the money raised from the sale of the Shares underlying Warrants we are offering will be used for the purpose of furthering our plan of operation, as detailed under the heading "PLAN OF OPERATION" below.










                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                         DETERMINATION OF OFFERING PRICE

We have no established market for our Common Stock, Units or Warrants.

Our Selling Security Holders plan to sell Units at $0.75, common Shares at $0.55, "A" Warrants at $0.10 and "B" Warrants at $0.05, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at a slight premium to the previous private placement price of $0.50 per Unit. The Warrant exercise price was arbitrarily determined based on speculative concept unsupported by any other comparables.


------------------------------------------------------------------
         TITLE                             PER SECURITY
------------------------------------------------------------------
     Common Stock                             $0.55
------------------------------------------------------------------
         Units                                $0.75
------------------------------------------------------------------
     "A" Warrants                             $0.10
------------------------------------------------------------------
     "B" Warrants                             $0.05
------------------------------------------------------------------

We have arbitrarily determined our offering price for Units and Warrants and for the Shares underlying Warrants to be sold pursuant to this offering at $0.55and $.75 for Units $.10 for "A" Warrants, $.05 for "B" Warrants, and at $2.00 per Share for "A" Warrants and $5.00 per Share for "B" Warrants. The 1,500,000 Shares of stock already purchased by officers and directors and other founding Shareholders were sold for $.01 per Share. We previously sold 1,730,000 Units to investors at $0.50 per Unit, each Unit consisting of one Share and one "A" Warrant and one "B" Warrant in 2006. The additional major factors that were included in determining the initial sales price to our founders and private investors were the lack of liquidity since there is no present market for our stock and the high level of risk considering our lack of operating history.

The Warrant exercise prices bear no relationship to any criteria of goodwill value, lock value, market price or any other measure of value and were arbitrarily determined in the judgment of the Board of Directors.

DILUTION

We are registering Shares of existing Shareholders and Units purchased by investors, "A" Warrants and "B" Warrants and Shares of Common Stock comprising part of Units and Common Stock underlying Warrants for sale through this offering. Since our inception on April 29, 2005, our officers, directors purchased 1,025,000 shares @ $0.01 per share and other Shareholders have purchased Shares of our Common Stock for $.01 per Share for 500,000 Shares in 2005 (this number includes William Reilly who purchased 25,000 shares in April 2005, and who in 2006 became an Officer and a Director). In 2006 Shareholders purchased 1,730,000 Shares as part of Units offered for $0.50 per Unit and Garden State Securities received, as compensation, a Warrant to purchase 60,000 Units each Unit consisting of one Share and one "A" and one "B" Warrant which Units, Shares and Warrants and Shares Underlying the Warrants, we are including in the Registration Statement.


COMPARATIVE DATA
The following table sets forth with respect to existing Shareholders and new investors, a comparison of the number of our Shares of Common Stock purchased the percentage ownership of such Shares, the total consideration paid, the percentage of total consideration paid and the average price per Share. All percentages are computed based upon cumulative Shares and consideration assuming sale of all Shares in the line items as compared to maximum in each previous subsection.


                                                         SHARES PURCHASED(1)    TOTAL CONSIDERATION     AVERAGE
                                                          NUMBER   PERCENT (2)   AMOUNT     PERCENT   PRICE/SHARE
                                                                                              (3)
                                                        ============================================================

1) EXISTING SHAREHOLDERS                                  3,230,000    81%        $816,305    66%             $0.25

"Other" Warrant Exercise @ $0.55                            600,000    15%        $330,000    27%             $0.31
(assuming 100% sold)
 "Other" Warrant Exercise @ $0.60                            60,000    1.0%        $36,000    2%              $0.31
(assuming 100% sold)
Employee Options 150,000 @ $0.55                            150,000    3.0%        $82,500    5%              $0.34
                                                                   -------------          ------------
Pre Warrant Exercise Capital                                           100%                  100%

2) "A" WARRANT EXERCISE
   If 50% sold                                              895,000    23%      $1,790,000    60%             $0.64
   If 75% sold                                            1,342,500    26%      $2,685,000    69%             $0.75
   If 100% sold (max)                                     1,790,000    32%      $3,580,000    75%             $0.86

3) "B" WARRANT EXERCISE
   If 50% sold                                              895,000    14%      $4,475,000    48%             $1.40
   If 75% sold                                            1,342,500    19%      $6,712,500    58%             $1.67
   If 100% sold (max)                                     1,790,000    24%      $8,950,000    60%             $1.87

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of Shares held by existing stockholders is lower than the offering price offered to new investors.

(1)      1,790,000 Shares were purchased as part of Units.
(2) Percentage relates to total percentage of shares sold up to such increment.
(3) Percentage relates to total percentage of capital raised up to such increment.

Following is a table detailing dilution to investors if 25%, 50%, 75%, or 100% of the Shares underlying Warrants in the offering are sold.

                                                          25%             50%            75%            100%
  =======================================================================================================
  Net Tangible Book Value Per Share Prior to            $0.16           $0.16          $0.16           $0.16
  Stock Sale(1)
 ---------------------------------------------------------------------------------------------------------
  Net Tangible Book Value Per Share Prior to            $0.22           $0.22          $0.22           $0.22
  Stock Sale, assuming the Exercise of
  Certain Warrants (2)
  --------------------------------------------------------------------------------------------------------
  Net Tangible Book Value Per Share After
  Stock Sale
  --------------------------------------------------------------------------------------------------------
  "A" Warrant Only                                      $0.34           $0.49          $0.62           $0.73
  --------------------------------------------------------------------------------------------------------
  "A" Warrant and "B" Warrant                           $0.46           $0.76          $1.03           $1.26
  --------------------------------------------------------------------------------------------------------
  Average Cost of Shares owned by existing              $0.25           $0.25          $0.25           $0.25
  stockholders per Share
  --------------------------------------------------------------------------------------------------------
  Avg. Cost Per Share as if the "A" Warrants
  are exercised                                         $0.46           $0.60          $0.72           $0.81
  --------------------------------------------------------------------------------------------------------
  Avg. Cost per Share as if the "A" and "B"
  Warrants are exercised                                $0.87           $1.27          $1.57           $1.80
  --------------------------------------------------------------------------------------------------------

                                       19

(1) Computation of Net Tangible Book Value per Share prior to stock sale includes the deduction of offering costs of $100,000 and proceeds of private placement in July/August 2006

(2) Computation of Net Tangible Book Value per Share prior to stock sale assumes proceeds from the exercise of the following warrants: 600,000 @ $0.55; 150,000 @ $0.55; 60,000 @ $0.60 (Units underlying the "Other
     Placement Agent" Warrants)

As at December 31, 2006, the net tangible book value of our stock was $0.2053 per Share and at March 31, 2007 was $0.187 for the first quarter. If we are successful in achieving exercise of the Shares underlying Warrants at the exercise price, the pro forma net tangible book value of our stock after deducting the offering costs of $100,000 would be as shown in chart above. That would represent an immediate increase in net tangible book value per Share and per Share dilution to new investors as shown in chart above, assuming the Shares are sold at the exercise price of $0.55 for 750,000 Shares and $0.60 for 60,000 Shares and $2.00 per Share for 1,790,000 Shares and $5.00 per Share for 1,790,000 Shares. Our existing stockholders have purchased a total of 3,230,000 Shares for an aggregate amount of $816,305 or an average cost of $0.25 per Share. The book value of the stock held by our existing stockholders will increase per Share, while new purchaser's book value will decrease from purchase price, as shown in chart above.

If all Warrants are fully exercised, the new total capital contributed will be $12,978,500. The percentage of our capital contribution will then be 6% for the existing stockholders and 94% for the new purchasers. The existing stockholders will then hold, as a percentage, 41% of our issued and outstanding Shares, while the new purchasers will hold, as a percentage, 59%.

For the life of the Warrants, the holders thereof are given, at a nominal cost, the opportunity to profit from a rise in the market price of our Common Stock. The exercise of the Warrants by the holders thereof could result in a further dilution of the book value of our Common Stock. Furthermore, the holders of the Warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of Securities on terms more favorable than those provided for by the Warrants.

SELLING SECURITY HOLDERS

The selling Shareholders, excluding officers and directors, obtained their Shares of our Stock in either of two private placements of a) 1,730,000 Units occurring in June, July, August 2006, which consisted of one Share, one "A" Warrant and one "B" Warrant at $0.50 per share, or b) in the initial private placement in late 2005 of 500,000 shares (excluding founders, John Harris and Neil Cox) at $0.01 per share.

Other than the two stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, significant Shareholder of our company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On July 6, 2005, we sold 500,000 Shares of our Common Stock to our CFO/Secretary/Treasurer (Neil A. Cox) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Cox would be considered a promoter.

On July 14, 2005, we sold 500,000 Shares of our Common Stock to our President (John N. Harris) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Harris would be considered a promoter.

William Reilly became an Officer (COO and CTO) and a Director in early 2006. Mr. Reilly was previously a shareholder having purchased 25,000 shares @ $0.01 in April 2005. Mr. Reilly also has 100,000 Employee options exercisable to purchase shares at $0.55. We sold 500,000 Shares to other Shareholders in 2005 at $.01 per share.

We have engaged as a consultant Capital Merchant Banc under an Agreement which provides for the vesting of 600,000 Warrants to purchase Shares at $0.55 per Share based upon performing consulting services for which it is paid $3,000 per month. When vested, Capital Merchant Banc could acquire an amount of Shares equal to 15.66% of the issued and outstanding Common Stock prior to exercise of any Warrants. These Warrants expire August 31, 2009 with an Option to acquire a new two year Warrant at $0.55 for 600,000 if the stock price has not closed at $0.50 for 30 days.

The President, CFO and COO/CTO contributed their management services to our business until June 30, 2006, and were not paid until August 2006. The President and CFO were paid for July 2006 and August 2006 at the rate of $3,000 per month. The COO/CTO was paid for July 2006 and August 2006 at the rate of $3,500 per month. The President and CFO were paid a bonus also of $3,000 for deferring salaries until August 2006 and the COO/CTO (William Reilly) was paid a bonus of $3,500 for deferring salaries until August 2006.

No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us except those persons who are our salaried employees or directors. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the Shareholders.

All of the Securities listed below are being registered in this Registration Statement, which include all of the securities outstanding as of date hereof.










                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

---------------------------------------------------------------------------------------------------------------------
    NAME     SECURITIES UNITS    COMMON    % OWNED  % OWNED       "A"     "B"       "OTHER"   SHARES      % OWNED      SHARES
             BY EACH    OFFERED  SHARES    BEFORE   BEFORE     WARRANTS   WARRANTS  WARRANTS/ UNDERLYING  AFTER        OWNED
             SHARE-     BY       OFFERED   OFFERING WARRANT    OFFERED    OFFERED     FOR     WARRANTS    OFFERING     AFTER
             HOLDER     SHARE-   FOR                EXERCISE   BY SHARE-  BY        SHARES    OR          OF CLASS     OFFERING
             BEFORE     HOLDER   SHARE-                        HOLDERS    SHARE-              OPTIONS,    OF
             OFFERING            HOLDERS                                  HOLDERS             IF          SECURITIES
                                 ACCOUNT                                                      EXERCISED   (ASSUMING
                                                                                                           ALL
                                                                                                           WARRANTS
                                                                                                           & OPTIONS
                                                                                                           ARE
                                                                                                           EXERCISED)
--------------------------------------------------------------------------------------------------------------------
Neil A.      500,000               500,000     14%      14%          0         0                               0%           0
Cox   (1)    Shares
--------------------------------------------------------------------------------------------------------------------
John N.      500,000               500,000     14%      14%          0         0                               0%           0
Harris (2)   Shares
--------------------------------------------------------------------------------------------------------------------
James C.     25,000                 25,000       *        *          0         0                               0%           0
McLennan     Shares
--------------------------------------------------------------------------------------------------------------------
Dale         110,000      60,000   110,000      3%       3%     60,000    60,000          0    120,000         0%           0
Stonedahl    (50,000
             Shares +
             60,000
             Units)
             -------------------------------------------------------------------------------------------------------
             50,000
             Options                            3%       3%          0         0     50,000     50,000         0%           0
--------------------------------------------------------------------------------------------------------------------
George W.    75,000       50,000    75,000      2%       2%     50,000    50,000               100,000         0%           0
Wanberg  and (25,000
Cynthia B.   Shares/
Wanberg      50,000
             Units)
--------------------------------------------------------------------------------------------------------------------
Jolaine      25,000                 25,000       *        *          0         0                               0%           0
Roth         Shares
--------------------------------------------------------------------------------------------------------------------
Mark S.      25,000                 25,000       *        *          0         0                               0%           0
Kachun       Shares
--------------------------------------------------------------------------------------------------------------------
James B.     25,000                 25,000       *        *          0         0                               0%           0
Sebastian    Shares
--------------------------------------------------------------------------------------------------------------------
William H.   25,000                 25,000       *        *          0         0    100,000    100,000         0%           0
Reilly (3)   Shares/
             100,000
             Options
--------------------------------------------------------------------------------------------------------------------
Douglas F.   200,000               200,000      6%       6%          0         0                               0%           0
Fleet        Shares
--------------------------------------------------------------------------------------------------------------------
Barbara C.   50,000                 50,000      1%       1%          0         0                               0%           0
Kurczodyna   Shares
--------------------------------------------------------------------------------------------------------------------
J.  Randall  50,000                 50,000      1%       1%          0         0                               0%           0
Thrall       Shares
--------------------------------------------------------------------------------------------------------------------
Gary         20,000       20,000    20,000       *        *     20,000    20,000                40,000         0%           0
Stonedahl    Units
--------------------------------------------------------------------------------------------------------------------
Lee A. Milo  100,000     100,000   100,000      3%       3%    100,000   100,000               200,000         0%           0
TR UA        Units
12052002,
George
Wanberg TTEE
--------------------------------------------------------------------------------------------------------------------
Matthew Ray  20,000       20,000    20,000       *        *     20,000    20,000                40,000         0%           0
Frigm        Units
--------------------------------------------------------------------------------------------------------------------
William J.   30,000       30,000    30,000       *        *     30,000    30,000                60,000         0%           0
Clayton      Units
--------------------------------------------------------------------------------------------------------------------
Richard C.   50,000       50,000    50,000      1%       1%     50,000    50,000               100,000         0%           0
Erickson     Units
--------------------------------------------------------------------------------------------------------------------
Carmine      30,000       30,000    30,000       *        *     30,000    30,000                60,000         0%           0
Tirone       Units
--------------------------------------------------------------------------------------------------------------------
Willie       10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
Gibson       Units
--------------------------------------------------------------------------------------------------------------------
Leroy        10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
Padilla      Units
--------------------------------------------------------------------------------------------------------------------
Nagle Family 50,000       50,000    50,000      1%       1%     50,000    50,000               100,000         0%           0
Trust        Units
--------------------------------------------------------------------------------------------------------------------
David W.     100,000     100,000   100,000      3%       3%    100,000   100,000               200,000         0%           0
Lane         Units
--------------------------------------------------------------------------------------------------------------------

                                       22

--------------------------------------------------------------------------------------------------------------------
Robert E.    100,000     100,000   100,000      3%       3%    100,000   100,000               200,000         0%           0
Maciorowski  Units
--------------------------------------------------------------------------------------------------------------------
James        200,000     200,000   200,000      6%       6%    200,000   200,000               400,000         0%           0
Scanlon      Units
--------------------------------------------------------------------------------------------------------------------
Mike Scanlon 200,000     200,000   200,000      6%       6%    200,000   200,000               400,000         0%           0
             Units
--------------------------------------------------------------------------------------------------------------------
Michael J.   200,000     200,000   200,000      6%       6%    200,000   200,000               400,000         0%           0
Keate        Units
--------------------------------------------------------------------------------------------------------------------
Roland       200,000     200,000   200,000      6%       6%    200,000   200,000               400,000         0%           0
Rosenboom    Units
--------------------------------------------------------------------------------------------------------------------
James V.     100,000     100,000   100,000      3%       3%    100,000   100,000               200,000         0%           0
Bickford     Units
--------------------------------------------------------------------------------------------------------------------
Lawrence M.  50,000       50,000    50,000      1%       1%     50,000    50,000               100,000         0%           0
Elman        Units
--------------------------------------------------------------------------------------------------------------------
Richard      10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
Gardner      Units
--------------------------------------------------------------------------------------------------------------------
Robert E.    50,000       50,000    50,000      1%       1%     50,000    50,000               100,000         0%           0
Dettle,      Units
Trustee
--------------------------------------------------------------------------------------------------------------------
William H. & 10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
Gale S.      Units
Kendall
--------------------------------------------------------------------------------------------------------------------
William R.   10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
Talbert      Units
--------------------------------------------------------------------------------------------------------------------
John Gersman 10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
             Units
--------------------------------------------------------------------------------------------------------------------
Dulcinea A.  10,000       10,000    10,000       *        *     10,000    10,000                20,000         0%           0
Hansard      Units
--------------------------------------------------------------------------------------------------------------------
Steve E.     50,000       50,000    50,000      1%       1%     50,000    50,000               100,000         0%           0
Hatch        Units
--------------------------------------------------------------------------------------------------------------------

Garden State
Securities
               Warrants   60,000**  60,000**     *       *      60,000**  60,000**             180,000***      0%           0
               for
               60,000
               Units

--------------------------------------------------------------------------------------------------------------------
Capital        600,000                             0       0          0              600,000   600,000
Merchant Banc  Warrants
--------------------------------------------------------------------------------------------------------------------
                                      TOTAL                                                  4,390,000

*Less than 1%

**  If the Warrants for Units are exercised
*** Includes 60,000 Shares which are part of Units for which Placement Agent holds Warrants



MATERIAL RELATIONSHIPS
(1)  CFO and Director since inception in 2005
(2)  President and Director since inception in 2005
(3)  COO, CTO and Director since 2006

None of the selling Shareholders are registered broker-dealers except Garden State Securities which may sell 60,000 Shares underlying Warrants and none of the selling Shareholders are affiliates of Registered Broker Dealers.

PLAN OF DISTRIBUTION

Upon effectiveness of the registration statement, of which this prospectus is a part, we will conduct the sale of Shares pursuant to exercise of Warrants on a self-underwritten basis. Our selling Shareholders, Unitholders and Warrantholders are free to sell their Securities in private transactions at $0.75 per Unit, $0.55 per Share, $0.10 per "A" Warrant, $0.05 per "B" Warrant or market sales if a market ever develops hereafter at prices they negotiate or in private transactions. There will be no underwriters used, no dealers' commissions paid on Warrant exercise, and no passive market making. Our officers and directors, John N. Harris, Neil A. Cox and William H. Reilly, will sell securities on our behalf in this offering. John N. Harris, Neil A. Cox and William H. Reilly are not subject to a statutory disqualification as such term is defined in Section (a)(39) of the Securities Exchange Act of 1934. They will rely on Rule 3a4-1 to sell our securities without registering as broker-dealers. They are serving as our officers and directors otherwise than in connection with transactions in securities and will continue to do so at the conclusion of this offering. They have not been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and have not nor will not participate in the sale of securities for any issuer more than once every twelve months. Our officers and directors will not receive commissions or other remuneration in connection with their participation in this offering based either directly or indirectly on transactions in securities. We will only use this prospectus in connection with this offering and no other sales materials.

There is no market for the securities at this time and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.
Until a public market develops, we are registering our securities at the following prices:

----------------------------------------------
        TITLE                  PER SECURITY
----------------------------------------------
    Common Stock                  $0.55
----------------------------------------------
        Units                     $0.75
----------------------------------------------
    "A" Warrants                  $0.10
----------------------------------------------
    "B" Warrants                  $0.05
----------------------------------------------

At any  time  after a market  develops,  our  security  holders  may sell  their
securities   at  market   prices  or  at  any  price  in  privately   negotiated
transactions.

The prices were arbitrarily set based upon a slight premium to the previous private placement price of $0.50 per Unit and the components of the Unit. The Warrant exercise price was arbitrarily determined based on speculation.

There can be no assurance that we will achieve any Warrant exercise from our Shareholders. We have no arrangement or guarantee that we will achieve any Warrant or Option exercise proceeds from anyone. All subscription checks for Warrant or Option exercises will be made payable to us. We will receive NO proceeds from sales of securities by our Selling Shareholders. Proceeds to us will be limited to exercises price of Options and Warrants.

Our Selling Shareholders may be deemed underwriters in this offering.

Any funds received from the Warrant exercise will immediately be made available for our use and retained by us regardless of whether or not we sell any additional Shares under this offering. Any funds not immediately used for corporate purposes will be deposited into an interest bearing account in our name, and interest accrued on such funds will be retained by us.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers are spending up to 30 hours per week on our business.

CHAIRMAN OF THE BOARD AND CHIEF FINANCIAL OFFICER
Neil A. Cox, 57

Mr. Cox has more than 30 years' experience in the securities and financial industry. He brings enthusiasm, energy, and a solid base of understanding in acquisitions, strategic planning, and public and private financing. Mr. Cox is a former officer and director of a regional broker-dealer and has been involved with structuring, financing, and investment banking activities for dozens of companies. In 1999, as chief financial officer of IDMedical.com, Mr. Cox coordinated the efforts for the us to become a publicly traded software company that tried to pioneer computerized medical records on the Internet. Mr. Cox received a Bachelor of Business Administration (BBA) from West Texas A&M University (formerly know as West Texas State University) in 1971. He served in the United States Army as an Infantry Lieutenant, and is also a licensed insurance broker. Mr. Cox had been self-employed with Rocky Mountain Securities and Investments, Inc. until 2002, a registered broker-dealer; and from 2002-2004, Mr. Cox was self-employed with Moloney Securities Co., Inc., a registered broker-dealer. Since 2004, Mr. Cox has been an independent insurance broker (Life, Health, & Accident) who has represented many Life and Health Insurance Companies and is also an independent business consultant.

PRESIDENT AND DIRECTOR
John N. Harris, 60

Mr. Harris began his career in the securities industry in 1971 with Newhard Cook & Co., a St. Louis based NYSE member firm. Licensed both as a broker and principal, he ultimately managed brokerage offices for several regional NASD brokerage firms. Since 1985, he has been self-employed as a business consultant and as a private investor. For the last 5 years Mr. Harris has been an independent financial consultant. Mr. Harris brings us experience in the public securities market.

CHIEF OPERATIONS OFFICER/CHIEF TECHNOLOGY OFFICER AND DIRECTOR
William H. Reilly, 53

Mr. Reilly has spent the past 25 years working with technology in support of communications and business operations. He co-founded the Frontline Group Technology Center, where he guided day-to-day operations as chief operating officer. He also served as the parent company's chief technology officer, overseeing the installation of one of the nation's first VoIP systems, serving 14 offices in 11 states. After three years he started his own consulting business, offering services to young companies that wanted to establish the necessary systems to support measured and profitable growth, including strategic marketing, consultative sales, and customer service support. He earned his undergraduate degree at Wilkes College in Pennsylvania and completed his postgraduate work at Montclair State University. Mr. Reilly has headed his own consulting company, MountainTop Back Office, since 2002 and provides technology integration and marketing services to established companies.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 30 hours per week.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

PROJECTED STAFF

STAFFING

Our development team recognizes that additional staff is required to properly support marketing, sales, research, and support functions.

Currently, we have no employees aside from the executive staff. This lean staffing is possible in this phase because of our determination to outsource noncore functions. However, we believe an additional 9 employees may be required to meet projected market demand over the next 12 months. Our staff positions will be filled as business demands require, and the positions may be altered in response to business needs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF DECEMBER 31, 2006

     (a) Beneficial owners of five percent (5%) or greater, of our Common Stock. (No Preferred Stock is outstanding at the date of this Offering.)

There are currently 100,000,000 common Shares authorized of which 3,230,000 are outstanding.

The following sets forth information with respect to ownership by holders of more than five percent (5%) of our Common Stock currently known by us and if all Options exercisable within 60 days pursuant to Rule 13d-3(d)(1) are exercised:

Title of Class   Name and Address      Amount and Nature     Percent of    Percent of Class
                 Of Beneficial Owner   of Beneficial         Class         assuming
                                       Owner                               exercise of
                                                                           all Warrants
                                                                           and Options
---------------------------------------------------------------------------------------------
Common Shares    Neil A. Cox               500,000           15.4%            6.5%
                 Chairman and CFO
                 5380 Highlands Drive
                 Longmont, CO 80503

Common Shares    John N. Harris            500,000           15.4%            6.5%
                 President
                 P.O. Box 1547
                 Lyons, CO  80540

Common Shares    Capital Merchant Banc     600,000           15.6%            7.8%
                 (Beneficially owned by    Warrants
                 Joseph E. Kurczodyna
                 660 N. Bradley Rd.
                 Lake Forest, IL  60045

(b) The following sets forth information with respect to our Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of December 31, 2006 and assuming exercise of all Options and Warrants.

Title of Class    Name and Address       Amount and Nature    Percent of       Percent of
                  Of Beneficial Owner    of Beneficial Owner  Class            assuming
                                                              Currently        exercise of
                                                                               all Warrants
                                                                               and Options
----------------------------------------------------------------------------------------------
Common Shares     Neil A. Cox               500,000           15.4%            6.5%
                  Chairman and CFO
                  5380 Highlands Drive
                  Longmont, CO  80503

Common Shares     John N. Harris            500,000          15.4%             6.5%
                  President
                  P.O. Box 1547
                  Lyons, CO  80540

Common Shares     William H. Reilly         125,000           3.8%             1.6%
                  COO/CTO                (including
                  4859 Dakota Blvd.      100,000
                  Boulder, CO 80304      Options)

All Directors and Executive               1,025,000          34.6%            14.6%
 Officers as a Group (3 persons)

DESCRIPTION OF SECURITIES

The Securities being registered and/or offered by this Prospectus are Units, Shares, "A" Warrants and "B" Warrants.

UNITS

Each Unit consists of one share of Common Stock and two Common Stock purchase Warrants for an "A" Warrant ($2.00) and "B" Warrant ($5.00). Units are evidenced by separate certificates separable into Common Stock certificates and Warrant certificates. Following is a description of our Common Stock, the Warrants and other Securities of which together comprise Units.

COMMON STOCK

We are presently authorized to issue one hundred million (100,000,000) Shares of our Common Stock. A total of three million two hundred thirty thousand (3,230,000) common Shares are issued and outstanding.


COMMON SHARES

All Shares are equal to each other with respect to voting, liquidation, and dividend rights. Special Shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding Shares. Holders of Shares are entitled to one vote at any Shareholders' meeting for each Share they own as of the record date fixed by the board of directors. There is no quorum requirement for Shareholders' meetings. Therefore, a vote of the majority of the Shares represented at a meeting will govern even if this is substantially less than a majority of the Shares outstanding. Holders of Shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any Shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of Shares. It should be noted that the board of directors without notice to the Shareholders may amend the By-Laws. Our Shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than fifty percent (50%) of the Shares voting for election of directors may not be able to elect any director.

WARRANTS

          CONSULTANT, PLACEMENT AGENT, AND EMPLOYEE WARRANTS

The Warrants offered by this Prospectus are issued pursuant to a Warrant Agreement between us and Corporate Stock Transfer, Inc. (the "Warrant Agent"). We have authorized and reserved for issuance the underlying Shares of Common Stock issuable upon exercise of the Warrants.

We have 600,000 outstanding common stock purchase Warrants exercisable at $0.55 per Share expiring August 31, 2009, 60,000 Warrants exercisable at $0.60 per Share expiring August 31, 2009, and 150,000 Employee Options exercisable at $0.55/per Share.

         CLASS "A" WARRANTS

We have outstanding Class "A" Common Stock purchase Warrants which entitle the holder to purchase one Share of Common Stock at $2.00 per Share for up to three years with a maximum expiry date of August 31, 2009. 1,790,000 "A" Warrants are outstanding at the commencement of this offering. Our Warrants are callable for redemption at $.001 per Warrant upon thirty days written notice, if not exercised.

         CLASS "B" WARRANTS

We have outstanding Class "B" Common Stock purchase Warrants which entitle the holder to purchase one Share of Common Stock at $5.00 per Share for up to three years with a maximum expiry date of August 31, 2009. 1,790,000 "B" Warrants are outstanding at the commencement of this offering. Our Warrants are callable for redemption at $.001 per Warrant upon thirty days written notice, if not exercised.

PREFERRED SHARES

We have no preferred Shares authorized.

TRANSFER AND WARRANT AGENT

Effective upon the completion of this offering, the transfer agent and the Warrant agent for our securities is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

INTEREST OF NAMED EXPERTS AND COUNSEL

We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, voting trustee, director, officer or employee.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES LIABILITIES

The Colorado Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Colorado Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Colorado Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Colorado Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Colorado Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.


According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Colorado Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

We were newly formed on April 29, 2005 and have had only limited  operations  to
date   relating  to  structure   and  capital   formation.   Also  see  "CERTAIN
RELATIONSHIPS AND RELATED TRANSACTIONS" at page 39.

DESCRIPTION OF BUSINESS

CONCEPT AND FORMATION

In early 2005, our founders Neil A. Cox and John Harris explored a business opportunity: customized playing cards. They believed that by working with state-of-the-art printers that fully utilize digital technologies, that they could reduce cycle times for full-color customized printing from a standard three to five weeks to just three to five days. In addition, they believed that digital presses could allow product runs in small quantities and at lower prices.

In view of the continued growth surrounding poker, we were formed by Mr. Cox and Mr. Harris as Stack the Deck, Inc. a Colorado corporation in 2005, and we changed the name to Tombstone Cards, Inc. With the initial team in place and capital secured, we are now preparing to finalize production processes, develop Internet presence, secure necessary design elements, and arrange for the launch for business.

We are temporarily located at 5380 Highlands Drive, Longmont, Colorado. Implementation of our plan will require the rental of office space in the Longmont Colorado area in order to accommodate our expected growth over the next two years.

As of the date hereof we have not offered any products and have no functioning website upon which to order any products.

BACKGROUND

Based upon our research, since 2003 the poker-playing and gaming markets have grown as evidenced by the various televised poker tournaments. This has created what we believe will be a demand for superior quality customized playing cards. Although there is no shortage of putative competitors, we believe that our real strength may be in the development and sale of a new, extremely focused product line using the proprietary Web-based design system that we are developing to support the interactivity and functionality required for our customers to personally create their orders. We believe no one else is offering the capabilities of the interactive system we are developing.

We are creating an operating infrastructure with strategic partners for outsourced production and well-designed affiliate programs to support key distribution channels. We are now in the initial stages of testing products and web services, as well as developing the fundamental underlying business model, to take full advantage of this fast-growing interest in all things having to do with poker and competitive card playing.


CUSTOMERS

Our target market includes:

     o    Individuals who host their own games and want a unique identifier
     o    Poker clubs that want to brand their identities
     o Poker tournaments that want to move beyond nondescript branding and attract more competitors
     o    Businesses that want a more useful advertising "giveaway"
     o Individuals and groups not directly associated with poker that would like to create customized gifts for special occasions (weddings, reunions, bar/bat mitzvahs, birthdays, etc.)
     o    Businesses wanting additional revenue-producing products

PRODUCT STRATEGY

We intend to offer a single product, but with an almost infinite number of customization options for the consumer and business markets. Our product provides customers the ability to make personal statements about themselves, design unique gifts, advertise their business with an item that is both "cool" and "fun" in addition to the cards being an ancillary product that can generate revenues for them.


BUSINESS MODEL

Our business model is focused on extensively using the Internet for most commercial functions, including order tracking, affiliate management, and customer relationship management. We believe that this will reduce the cycle time, increase our ability to retain customers, and keep our administrative costs low.

COMPETITION

Our competitors in this market are Gemaco, Newt's Playing Cards, House of Cards India, and virtually any other company with a printer. It is even possible to purchase "playing card paper stock" and print personal cards from a home printer attached to ones computer.

However, we believe no competitor currently offers the combination of high quality/high value with low order size/low per-unit cost. In doing this, competitors provide, among other options:

o Single-color printing on a pre-selected background (e.g., marble or patterned)
o    Photographic printing with little or no customization options

In addition, the minimum order may be as high as 50 decks from competitors.

Our strategy for meeting the competition is to add to and improve the online design/purchasing experience; secure partnerships, licensing arrangements, and advertising co-op arrangements with high-visibility brand owners that share our customer base (e.g., motorcycle manufacturers and dealers, military organizations, beer companies, etc.); and make sure that it stays easy to do business with us.

MARKETING PLAN POTENTIAL

Our marketing strategy is to aggressively promote and support the significant features unique to the product and to use public relations media and web presence to clearly demonstrate the advantages of the product offerings.

These advantages include:

o    Triple-laminated paper stock with a plastic finish
o A high degree of available customization requiring little skill or computer knowledge
o    A cycle time that is dramatically shorter than the competitive printers
o    Aggressive pricing

The proposed marketing mix includes advertising, affiliate support, banner ads, direct mail, a public relations campaign, and sponsorship of local and regional poker tournaments.

DISTRIBUTION CHANNELS

Our marketing strategy includes selling the product through several channels, including direct to business for retail sales and promotions, and direct to consumers. In all cases, we will be offering our products through our website..

We will actively create and maintain house accounts for businesses and larger organizations.

ADVERTISING, PROMOTIONS, AND PUBLIC RELATIONS

Our advertising, promotions, and public relations strategy is to profile us as the premier distributor custom playing cards. One of the keys of the strategy is not to compete on price alone, thus avoiding any comparison in which we would be forced to deal with the product as a commodity.


We intend to utilize the following media and methods to carry our message to potential customers:


o Internet promotions using Web search engines and, where appropriate, banner ads on complementary sites
o Direct mail using the most suitable lists from industry magazines, poker clubs, and associated organizations
o    Sponsorships of local and regional poker tournaments

o Public relations campaigns to targeted publications stressing the unique attributes of the product and the process
o    Print advertising in selected industry publications


On an ongoing basis, we intend to budget our advertising and marketing investment as a percentage of total sales. By consistently tracking the results of our campaigns, we will be able to determine the effectiveness of various initiatives. This will allow us to adjust the budget allocation appropriately to improve marketing efforts.

While some organizations break out public relations costs and strategies under separate categories, we believe that the interrelationship of advertising and public relations demands that they be linked in budget and in strategic implementation.

SALES STRATEGY

Our products will be available over the Web and through direct sales efforts for commercial and business accounts. Customers will be attracted to the Web site through our direct marketing to high-yield organizations (poker clubs, etc.) and businesses, and web advertising through numerous avenues.

PRODUCTION AND DELIVERY

Production will be provided by strategic partners and full-service printing and fulfillment companies with significant experience in producing playing cards and they will maintain any necessary inventory as part of their ongoing business operations. Key considerations in terms of production and delivery include the rising costs of fuel and electricity, transportation costs, availability of raw materials, adequate personnel to meet demand, and technology integration. At this time, we expect that we will hold no inventory of finished card decks, but will maintain limited inventory of pre-printed "tuck" boxes.

Delivery options for the finished product will be offered to and paid for by the customer and processed through our Web site.

MARKET ANALYSIS

INDUSTRY ANALYSIS

We believe that the market for high-end personalized playing cards is a subset of the poker/gaming market and, as such, there are no reliable figures at this time to predict growth or even estimate the total size of the market.

In 2003, according to most gaming industry sources, there was an explosion of interest in poker; the awareness was especially intense around the game called "Texas Holdem." The point of crystallization for all this attention was the debut of the World Poker Tour on the Travel Channel. Based upon our research we believe that millions of Americans play poker on a regular basis and are potential customers.

STRENGTHS, WEAKNESSES, OPPORTUNITIES, AND THREATS (SWOT ANALYSIS)

STRENGTHS

o    Our management is involved in our core business on a day-to-day basis.
o By outsourcing printing and production to strategic partners, we will not incur significant startup costs associated with the purchase of high-end digital printing equipment.
o Outsourcing allows us to obtain other suppliers as needed without investing significant amounts of time or capital.

o The product line will start small and well focused, allowing us to easily adapt to market changes.
o The management team has extensive experience in Internet marketing and e-commerce, allowing us to fully capitalize on our customer base while reducing administrative costs.

WEAKNESSES

o Because of our position as a startup, we are not a household name among prospective customers, and the cost to raise us to "top-of-mind" awareness will be higher than for an established company.
o The order/production process will need to be tested during a phased rollout, which will delay our full production capabilities by 30 to 90 days
o Documented processes and procedures, along with the integrated technology deployment, are still in the development stage, and an unforeseen delay or loss of key personnel could hold up the product launch.

THREATS AND RISKS TO OUR BUSINESS PLAN

o The fast-growing interest in poker could be a fad that burns out quickly, leaving a smaller core than expected.
o A significant downturn in the American economy would reduce the amount of disposable income available to our target audience.
o Other competitors could move quickly to match our performance by offering similar products and design amenities, forcing us to invest more than expected in product development.
o Too much success too quickly could overwhelm our systems, creating order and fulfillment problems including the increased possibility of poor work slipping through to the marketplace, resulting in high levels of customer dissatisfaction.

CUSTOMER PROFILES

We believe that there are three common customer types that make up our target market:

o The most typical customer for our product is a male, 25 to 65 years old, with an outgoing personality and an interest in poker. The customer will believe that he has certain flair and will compete with his peers to demonstrate this as an actuality.
o Poker clubs and regional tournaments that want something special to brand their events.
o Businesses that purchase the product for special celebrations and to promote their organizations.

It is likely that potential customers are going to be familiar with similar and existing products and that they will accept Tombstone's new offering provided that we can clearly and succinctly demonstrate the product advantages.

PRODUCT STRATEGY

CURRENT PRODUCT

Our playing cards, our sole current product, consists of a standard deck of poker-sized cards, printed in full color and packaged in pre-printed Tombstone-branded tuck boxes that allow the custom design of the cards to be seen and displayed. Development of new products and existing product upgrades for the normal course of business is planned for 2007.

PROPRIETARY TECHNOLOGY/INTELLECTUAL PROPERTY

Our products will be protected under the following:

o Tombstone Cards is the trademark of Tombstone Cards, Inc. Registration of the trademark is in process.
o    We own the domain names "tombstonecards.com" and "tombstone-cards.com."
o We are developing a proprietary design tool which will allow print design over the Internet and support high-resolution (300dpi) output.

We have completed the development of our custom "pip" design for the faces of the cards, (A "pip" is the term used to describe the faces of the cards including the suit designs {hearts, clubs, spades and diamonds}, the font selection and the proprietary design of the "court cards" {Jacks, Queens, Kings, Aces})We are in the process of developing proprietary templates and an associated customization process for the Web.

PRODUCT LIFE CYCLES

The life cycle for the customized playing cards depends on how and when they are used. However, the actual life cycle of the product is not what drives repeat business; instead, it is the perceived value of the product and how it supports the branding or personal identification of the customer.

Because playing cards have been around for so long, usage or adoption will not be a limiting factor. Instead, our ability to continue to produce more options for the repeat buyer while increasing the size of the market will be critical.

TESTING

Our Web technology is being developed to allow products customized via the Internet, along with the integration of an existing product that supports an e-commerce solution. We expect this to be ready for market testing in February, 2007.

We intend to test the following tasks and operations in the pilot production process:

TASK/OPERATION

o        Product technology and methods
o        Key vendors
o        Processing sequence and repeatability
o        Specifications and control measures
o        Production lead time and volume standards

Processes are being tested to ensure optimal cost-effective, quality output.

Testing has been conducted since August 2006 and will continue through January 2007 at various facilities and those of our strategic partners/providers of services.

Volume testing will be accomplished by printing customized cards as demos for salespeople, early adapters, selected test outlets, and our corporate use. During this test phase, we will be working with the actual printing process as well as the order and inventory system, Web tools, Internet shopping cart, and credit verification systems.

INVENTORY, PRODUCTION COSTS, AND CAPITAL INVESTMENT

Key factors in the manufacturing and distribution processes include:

o Cost, availability, and lead time required for delivery of specialized paper
o        Press availability
o        Cost of template and graphic development
o        Shipping costs
o        Internet availability and security

Raw materials, components, and subassemblies required for production are handled directly by sub-contractors. The only inventory requirement will be for pre-printed tuck boxes which are available with a three week lead at a cost of $.10 per box, based on an order of 50,000 units. We will not maintain a preprinted finished inventory of playing cards.

KEY SUPPLIERS

Key suppliers may include:

o        StoreFront Software                              (under contract)
o        Viatek - Web hosting/application servers         (under contract)
o        OtherSide Creative, Inc. - Graphic Design        (not under contract)

We intend to order or engage these suppliers on an as needed, project by project basis.

UNIT PRICE

We are targeting a first-year run of 200,000 units (decks). The full price for each unit is between $5 and $8, and the expected average unit sales price, based on the projected customer mix, will be $5.86 per unit.

UNIT COST

We project that unit cost will be approximately $2.60 per unit at startup. We believe that we can reduce this cost as we ramp up and gain economies of scale in purchasing and production.

INVENTORY COSTS

The only inventory costs we will have will consist of the pre-printed tuck boxes discussed earlier.

SALES OBJECTIVES

Our sales objective is $1 million in the first year.

To achieve this objective, we plan to actively promote our product through a carefully designed marketing mix of advertising, public relations, event sponsorships, and direct mail while solidifying and expanding our distribution channels, establishing strategic partnerships, and introducing new products.

CAPITAL REQUIREMENTS

Our initial total capital requirements are projected at $518,000, which we believe is sufficient for operations for the next tweleve months under our Limited Operations Budget.

These funds will be used to:

o    Finalize the proprietary Web customization program
o    Implement our marketing plan
o    Hire staff
o    Build out our infrastructure
o Augment our staff to support and sustain prolonged growth under the new marketing plan
o    Maintain working capital

WEB SALES AT TOMBSTONECARDS.COM

The primary sales goal of our marketing effort will be to reach out to businesses and organizations along with affinity group customers and drive them to visit WWW.TOMBSTONECARDS.COM.

Our Web site has been launched and is currently functioning.

PRICING

We will be offering our product to individuals, groups, and businesses on a sliding scale, starting at $8.00 per unit based on a minimum order of 24 decks. This price structure will vary based on the size and/or frequency of the order. Discounts for businesses and commercial accounts are available and begin at an order size of 1/2 gross. This policy may be adjusted as sales and conditions warrant.

INTERNATIONAL

At this time, we do not intend to offer international sales (with the exception of Canada) in the first year of operation. Any orders coming in over the Internet from outside these areas will be treated on an individual basis.

GOALS

OUR GOALS


In order for us to attain the results as described in our vision and mission statements, we must achieve the following primary strategic goals: (Note: these are "goals" only and there is no assurance whatsoever that we can successfully achieve all or any of these goals.)


Operations: By the end of 2nd quarter 2007, we plan to have designed and developed the infrastructure necessary to support our sales goals. Our Internet site is planned to be fully operational, and the first orders able to be processed. We are designing the ability to quickly scale operations and this will be embedded in the technology and operational architecture.

Products: In order to encourage repeat business, we intend to continue to expand and refine our initial product line by offering new templates, services, and options on an ongoing and regular basis.

Market: By January 2008, our target is to reach 2,000 customers, including at least 450 repeat customers, and we will attempt to achieve a base of 500 customers per month. To serve these customers and bind them to us, we plan to add even more functionality to our Web system, and continue to add new design options and templates.

Sales: By December 2008, our monthly sales goal is $2 million. We hope to establish our products in the gaming industry as being known for high quality and that they are suitable for casual play, tournaments, and even casino competition.

PLAN OF OPERATION

The following table presents the projected Budget for the next twelve months to be funded through this offering. We anticipate using any funds raised by the exercise of Warrants for which Shares are registered in this registration statement to pay listed categories as shown in Tables V and VI, without any priority to category. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized.

The following represents our projected operations time line:

In July of 2007, our web site will go live with our proprietary design tool and the e-commerce functionality needed to support sales over the Internet. We intend to have a "soft rollout" in order to test the functionality and performance of the system. Based on results and feedback we will modify the site and our processes. We also take the results from our sales analysis, combined with our PR and media research and determine placement of our first spot buys in poker magazines. With a minimum of a three month lead time, these first spot ads will not appear before September of 2007. Banner ad purchases will also be determined and made at this time. Lead times for these ads are uncertain at this time, but we expect to have ads running and testing by September 2007.

In March, we will begin our hiring process, bringing on board a Sales Manager, a Corporate Sales person and a Graphic Design Coordinator. All other positions will remain as contractors. The capital cost associated with each new hire is expected to be $2400 per employee, and will include costs for a computer, software licensing, and office furniture.

We intend to occupy rented office space by end of September, 2007. We believe that 2400 square feet should provide room for our anticipated growth over the next 24 months. At the current market rate, we believe we will pay no more than $3,600 per month in rent.

Office occupancy will require lease expenses for copiers and capital expenses for network printers and a VoIP (Voice over Internet Protocol) phone system. The capital expense is projected to be under $20,000 for office furniture and equipment.

Computer systems, including software and servers required for back-office operations are already purchased and in place and are being hosted in a secure data center in Westminster, Colorado. While our Internet servers will remain there, the third server will be placed in our office and support the network and computer infrastructure including VPN (Virtual Private Network) links to the data center and our ecommerce software. Our monthly costs for hosting and IT support is currently running less than $1,000 per month.

We will continue to make adjustments to the advertising buys and ad placements based on continuing analysis. We will test our marketing strategy of segmenting celebrations such as weddings and college graduations in time for September, 2007.

If business volume supports it, we anticipate adding 3 more employees (1 Customer Service Representative, 1 Administrative Assistant/Receptionist, 1 Bookkeeper) between June and September of 2007 bringing our total staffing to 9 employees. These staff additions will necessitate purchasing additional computers, software, furniture and office materials.

During the first six months we will continually analyze customer purchases, focusing on the use of our pre-designed templates that allow a high level of customization. Based on these observations we will add to our library of templates, adding more choices to the most popular areas, making alterations in or eliminating templates for low sellers. We anticipate adding additional functionality to our proprietary design tool by September, 2007 in time for the 2007 holiday season. All changes will be tested in an off-line environment before integration into the live site.

We plan an advertising campaign to be made in time for the holiday season in 2007.

We have already tested the design, production and delivery of our customized playing Cards and, therefore, do not anticipate any additional product research and development.

Because our production is outsourced, we do not anticipate any significant purchases of equipment or real property in order to implement our business plan.

Early investment will continue to be in the development of the web site and the supporting software. With most of the work already completed, and beta testing already under way, we have budgeted $15,000 for the deployment of our proprietary design tool, systems integration and continued development of our design templates. This amount will be spent in the period up to June 30, 2007.


The following table presents the projected Budget for the next twelve months, of which we have approximately $500,000 on hand at July 6, 2007, and budget for expanded operations funded through our offering of Shares underlying Warrants. We anticipate using the funds raised by our Offering of Shares underlying Warrants to pay listed categories as shown in Tables IV and V without ascribing any priority to category. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized.



                                    TABLE IV
                            LIMITED OPERATIONS BUDGET
                      (ASSUMING NO OTHER CAPITAL IS RAISED)

-------------------------------------------------------------------------
Categories                                              FROM CASH ON HAND
-------------------------------------------------------------------------
Salaries                                                         $125,000
-------------------------------------------------------------------------
Equipment                                                         $15,000
-------------------------------------------------------------------------
Marketing                                                        $150,000
-------------------------------------------------------------------------
General and Administrative                                        $75,000
-------------------------------------------------------------------------
Working Capital                                                  $110,000
-------------------------------------------------------------------------
Website Development                                               $25,000
------------------------------------------------ =========================
TOTAL                                                            $500,000
-------------------------------------------------------------------------

We reserve the right to reallocate the funds according to changing events. We believe the cash on hand is sufficient to fund our initial limited capital requirements on a limited budget for a period of twelve months. There can be no assurance we will not require additional funds. The availability and terms of any future financing will depend on market and other conditions. The amount of proceeds and uses are based upon the projections by our Management, which may also change according to unforeseen future events and market changes.

We currently have no plans to raise additional capital other than through Warrant or Option exercises. Based upon the launching of our web site and marketing efforts to commence in July 2007, it is anticipated that revenues resulting in positive cash flow will generate sufficient funds for current operations and projected growth. If additional capital is required, the Company could create a debt instrument, a private placement offering targeting accredited investors or if a successful market should occur, the exercise of our "A" Warrants or "B" Warrants.


In the event we are unable to achieve  additional  capital  raising  through our
Warrants exercise, we will limit operations to fit within our capital availability. In such event, we will probably seek loans for operating capital. We have not achieved any commitments for loans from any source. In any event our business can be operated with a skeleton staff and have limited advertising/marketing budget, which could cause us to remain unprofitable and eventually fail.

                                    TABLE V
         BUDGET ASSUMING "A" WARRANTS AND "OTHER" WARRANTS ARE EXERCISED

=================================================================================================================
 EXPENDITURE ITEM                                        25%            50%            75%             100%
------------------------------------------------------------------------------------------------------------------
Salaries                                                 $291,059        $581,804      $872,706        $1,309,059
------------------------------------------------------------------------------------------------------------------
Equipment                                                 $35,000         $90,000      $135,000          $168,750
------------------------------------------------------------------------------------------------------------------
Marketing                                                $157,343        $345,000      $529,500          $662,875
------------------------------------------------------------------------------------------------------------------
General & Administrative                                 $220,598        $441,196      $662,875          $812,242.50
------------------------------------------------------------------------------------------------------------------
Working Capital                                          $253,125        $506,250      $759,375          $965,218.75
------------------------------------------------------------------------------------------------------------------
Website Development                                       $50,000         $50,000       $75,000          $126,354.75
----------------------------------------------------- =============================================================
TOTAL                                                  $1,007,125      $2,014,250    $3,021,375        $4,028,500
                                                       ----------      ----------    ----------        ----------
=================================================================================================================


                                    TABLE VI
             BUDGET ASSUMING "B" WARRANT EXERCISE AT $5.00 PER SHARE
          AND THAT PROCEEDS OF "A" WARRANTS EXERCISED HAVE BEEN USED AS
                             SHOWN IN TABLE V ABOVE.

==============================================================================================================
 EXPENDITURE ITEM                                        25%            50%            75%             100%
--------------------------------------------------------------------------------------------------------
Salaries                                                 $737,500      $1,475,000    $2,212,500        $2,950,000
----------------------------------------------------------------------------------------------------------------
Equipment                                                $250,000        $500,000      $750,000        $1,000,000
----------------------------------------------------------------------------------------------------------------
Marketing                                                $750,000      $1,500,000    $2,250,000        $3,000,000
----------------------------------------------------------------------------------------------------------------
General & Administrative                                 $225,000        $450,000      $675,000          $900,000
----------------------------------------------------------------------------------------------------------------
Working Capital                                          $250,000        $500,000      $750,000        $1,000,000
----------------------------------------------------------------------------------------------------------------
Website Maintenance                                       $25,000         $50,000       $75,000          $100,000
----------------------------------------------------- ==========================================================
TOTAL                                                  $2,237,500      $4,475,000    $6,712,500        $8,950,000
                                                       ----------      ----------    ----------        ----------
==============================================================================================================


RESULTS OF OPERATIONS - MARCH 31, 2007 COMPARED TO MARCH 31, 2006

During the three months ended March 31, 2007, we recognized revenues of $1,916 from the initial sales of our custom playing cards. In connection with the sales, we incurred costs of $1,598 for a resulting gross profit of $318 for the three months ended March 31, 2007. We did not recognize any revenues during the three months ended March 31, 2006, as the we were in the initial stages of our operations.

During the three months ended March 31, 2007, we recognized total operational expenses of $70,048 compared to $8,326 for the three months ended March 31, 2006. The increase of $61,722 was due in part to an increase in our operational activities over the previous period. The $70,048 in operational expenses for the three months ended March 31, 2007, included selling, general and administrative expenses of $65,173 and an expense of $4,875 in connection with the issuance of stock options to a consultant.

During the three months ended March 31, 2007, we recognized a loss from operations of $69,730 compared to a loss from operations of $8,326. The increase of $61,404 is due to the increase in operational expenses, as discussed above.

We recognized a net loss of $63,048 during the three months ended March 31, 2007 and a net loss of $8,326 during the three months ended March 31, 2006. The increase of $61,404 is due to the increase in operational expenses, as discussed above. During the three months ended March 31, 2007, we had a net loss per share of $0.02 and a net loss per share of $0.01 for the three months ended March 31, 2006.

LIQUIDITY AND FINANCIAL CONDITION AT MARCH 31, 2007

During the three months ended March 31, 2007, we used $56,994 in operating activities. We did not receive any cash from financing activities. Net cash used in investing activities was $9,192, which was used to purchase property and equipment. We had $568,214 of cash and cash equivalents at March 31, 2007, which is being used to support operations. During the three months ended March 31, 2006, we used $8,326 in operating activities. During the three months ended March 31, 2006, net cash provided by financing activities was $5,000 which was from the proceeds of sales of the Company's common stock.

As of March 31, 2007, we had $568,214 in cash, an inventory (consisting of raw materials) of $5,168, prepaid expenses of $9,000 and fixed assets (consisting of computer and software) of $22,590. Our total current liabilities were $0 as of March 31, 2007.


OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

We do not own any property, real or otherwise. For the first year, we have conducted administrative affairs from the office located in the home of our Chairman and CFO, Neil A. Cox, at no cost to us and will continue to do so until the need for permanent office space is established.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, Shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On July 6, 2005, we sold 500,000 Shares of our Common Stock to our CFO/Secretary/Treasurer (Neil A. Cox) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Cox would be considered a promoter.

On July 14, 2005, we sold 500,000 Shares of our Common Stock to our President (John N. Harris) for $5,000, or $.01 per Share. Our Common Stock had no quoted market value on the date of the transaction. Mr. Harris would be considered a promoter.

We have engaged as a consultant Capital Merchant Banc under an Agreement which provides for the vesting of 600,000 Warrants to purchase Shares at $0.55 per Share based upon performing consulting services for which it is paid $3,000 per month. When vested Capital Merchant Banc could acquire an amount of Shares equal to 15.66% of the issued and outstanding Common Stock prior to exercise of any Warrants. These Warrants expire August 31, 2009 with an Option to acquire a new two year Warrant at $0.55 for 600,000 if the stock price has not closed at $0.50 for 30 days. Capital Merchant Banc Warrants are vested upon completion of the consulting services for: 1. Product Public Relations Program; 2. Sales Program design; 3. Corporate Awareness Program and structure advice which we deem to be substantially complete.

The President, CFO and COO/CTO contributed their management services to our business until June 30, 2006. The President and CFO were paid for July 2006 and August 2006 at the rate of $3,000 per month in August 2006, plus a bonus of $3,000 for deferring payment until August 2006. The COO/CTO was paid for July 2006 and August 2006 at the rate of $3,500 per month in August 2006, plus a bonus of $3,000 for deferring payment until August 2006.

There are no promoters being used in relation to this offering. No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the Shareholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Currently there is no public trading market for our stock, and we have not applied to have the Common Stock listed. We intend to apply to have the Common Stock quoted on the OTC Bulletin Board immediately after filing this registration statement. No trading symbol has yet been assigned.

The offering of the Shares registered hereby could have a material negative effect on the market price for the stock if it is approved for quotation on the OTC / BB.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock currently is not traded on any stock exchange or quoted on any stock quotation system. After filing the registration statement in which this prospectus is included, we intend to solicit a broker to apply for quotation of Common Stock on the NASD's OTC/BB.

Quotations on the OTC/BB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our Common Stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the Nasdaq system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our Shares which could severely limit the market liquidity of the Shares and impede the sale of Shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of the filing of this prospectus, we have 36 Shareholders of record of our Common Stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the Shares proposed to be sold for at least 2 years, is entitled to sell Shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold 1,025,000 Shares, which may be sold pursuant to this Registration Statement

DIVIDENDS


As of the filing of this prospectus, we have not paid any dividends to Shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Colorado Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of Shareholders who have preferential rights superior to those receiving the distribution.


EXECUTIVE AND DIRECTORS COMPENSATION

                                  COMPENSATION

The following table sets forth certain information concerning compensation of the President and the Company's two most highly compensated executive officers for the fiscal year ended December 31, 2006 the "Named Executive Officers"):


                     SUMMARY EXECUTIVES' COMPENSATION TABLE
               --------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                 Non-equity    Non-qualified
                                                                  incentive      deferred
                                            Stock     Option        plan       compensation    All other
                          Salary    Bonus    awards    awards   compensation     earnings    compensation     Total
Name & Position   Year    ($)(2)     ($)      ($)       ($)          ($)           ($)            ($)          ($)
-------------------------------------------------------------------------------------------------------------------------
Neil A Cox,       2006   $18,000   $3,000    $ -0-     $ -0-        $ -0-          $-0-          $-0-        $21,000
CFO & Chairman
-------------------------------------------------------------------------------------------------------------------------
John N.
Harris,
President &       2006   $18,000   $3,000    $ -0-     $ -0-        $ -0-         $ -0-          $ -0-       $21,000
Director
-------------------------------------------------------------------------------------------------------------------------

William H.
Reilly, COO,
CTO &             2006   $21,000   $3,500    $ -0-    $3,500       $ -0-         $ -0-          $ -0-        $24,500
Director(1)             [Comment #2]                                                                      [Comment #3]

-------------------------------------------------------------------------------------------------------------------------

(1) Mr. Reilly was issued an option to purchase 100,000 shares of the Company's common stock. The option has an exercise price of $0.55 per share and a term of 3 years from August, 2006. The value of the option was determined using the exercise price.

(2) Payroll was made for the months of July-December 2006, therefore the actual salaries paid were: Neil Cox-$18,000, John Harris-$18,000 and William Reilly-$21,000, and Messrs. Cox and Harris each received a $3,000 bonus, and Mr. Reilly received a $3,500 bonus.

(3) The executives forgave any salary obligation for January-June of 2006 in consideration of the bonus paid in August of 2006. Messrs. Harris and Cox each forwent $15,000, and Mr. Reilly forwent $17,500.


The President, CFO and COO/CTO contributed their management services to our business until June 30, 2006, and were not paid until August 2006. The President and CFO were paid for July 2006 and August 2006 at the rate of $3,000 per month. The COO/CTO was paid for July 2006 and August 2006 at the rate of $3,500 per month. The President and CFO were paid a bonus also of $3,000 for deferring salaries until August 2006 and the COO/CTO (William Reilly) was paid a bonus of $3,500 for deferring salaries until August 2006.

Up until June 30, 2006 our officers had served without salary and contributed their services, and thereafter we have paid the President and CFO at a rate of $3,000 per month on a month to month basis without contract. The COO/CTO is paid at a rate of $3,500 per month on a month to month basis without contract.


                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning outstanding equity awards held by the President and the Company's two most highly compensated executive officers for the fiscal year ended December 31, 2006 the "Named Executive Officers"):

---------------------------------------------------------------------------------------------------------------------
                                    OPTION AWARDS                                        STOCK AWARDS
--------------------------------------------------------------------------------------------------------------
                                                                                                            Equity
                                                                                                            incentive
                                       Equity                                                               plan
                                       incentive                                                Equity      awards:
                                       plan                                                     incentive   Market
                                       awards:                                                  plan        or
              Number of    Number of   Number of                          Number     Market     awards:     payout
              securities  securities   securities                         of         value of   Number of   value of
              underlying  underlying   underlying                         shares     shares     unearned    unearned
              unexercised unexercised  unexercised Option     Option      or units   of units   shares,     shares,
              options       options    unearned    exercise   expiration  of stock   of stock   units or    units or
    Name      (#)             (#)      options     price      date        that       that       other       others
              exercisable unexercisable   (#)         ($)                 have not   have not   rights      rights
                                                                           vested     vested    that have   that
                                                                             (#)        ($)     not         have not
                                                                                                vested (#)   vested
                                                                                                               ($)
--------------------------------------------------------------------------------------------------------------
Neil A. Cox      -0-          -0-         -0-        $ -0-        -          -0-       $ -0-       -0-         -0-
--------------------------------------------------------------------------------------------------------------
John N.          -0-          -0-         -0-        $ -0-        -          -0-       $ -0-       -0-         -0-
Harris
--------------------------------------------------------------------------------------------------------------
William H.     100,000        -0-         -0-        $ 0.55      8/2009      -0-       $ -0-       -0-         -0-
Reilly
--------------------------------------------------------------------------------------------------------------

                              DIRECTOR COMPENSATON

The following table sets forth certain information concerning compensation paid to the Company's directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives' Table" during the year ended December 31, 2006:


--------------------------------------------------------------------------------------------------------------------------
                                                                           Non-qualified
                                                            Non-equity       deferred
                 Fees earned                                 incentive     compensation     All other
                  or paid in      Stock         Option         plan          earnings     compensation      Total
     Name            cash       awards ($)    awards ($)   compensation        ($)           ($) (1)         ($)
                     ($)                                        ($)
---------------------------------------------------------------------------------------------------------------------------

Neil A. Cox         $ -0-         $ -0-         $ -0-          $ -0-          $ -0-         $ -0-          $ -0-
---------------------------------------------------------------------------------------------------------------------------
John N. Harris      $ -0-         $ -0-         $ -0-          $ -0-          $ -0-         $ -0-          $ -0-
---------------------------------------------------------------------------------------------------------------------------
William H.          $ -0-         $ -0-         $ -0-          $ -0-          $ -0-         $ -0-          $ -0-
Reilly
---------------------------------------------------------------------------------------------------------------------------

(1) The other compensation consists of the individual's salary for his services as an officer of the Company for the year ended December 31, 2006.


All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts could include determining what portion of their working time will be spent on our business and what portion on other business interest. To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.

We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.

Directors receive no compensation for serving.

FINANCIAL STATEMENTS


The financial statements of Tombstone Cards, Inc. appear on pages F-1 through F-15.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)

                              Financial Statements
                                 March 31, 2007

     (With Report of Independent Registered Public Accounting Firm Thereon)


                                   TOMBSTONE CARDS, INC.
                              (Formerly Stack the Deck, Inc.)
                               (A Development Stage Company)
                               Index to Financial Statements


                                                                                                    Page
                                                                                             -------------------
Report of Independent Registered Public Accounting Firm......................................       F-3

Balance Sheets at March 31, 2007 (unaudited) and December 31, 2006...........................       F-4

Statements of  Operations  for the three  months  ended  March 31, 2007 and 2006
    (unaudited)  for the year ended  December 31, 2006 for the period from April
    29, 2005 (Inception) through December 31, 2005 for the period from April 29,
    2005 (Inception) through December 31, 2006
    for the period from April 29, 2005 (Inception) through March 31, 2007 (unaudited)........       F-5

Statement of Changes in Shareholders'  Equity for the period from April 29, 2005
    (Inception) through December 31, 2006 and
    for the period from from January 1, 2007 through March 31, 2007..........................       F-6

Statements of Cash Flows for the three months  ended March 31, 2007  (unaudited)
    and 2006 for the year ended  December 31, 2006 for the period from April 29,
    2005  (Inception)  through  December  31, 2005 for the period from April 29,
    2005 (Inception) through December 31, 2006 and
    for the period from April 29, 2005 (Inception) through March 31, 2007 (unaudited)........       F-7

Notes to Financial Statements................................................................       F-8

             Report of Independent Registered Public Accounting Firm





The Board of Directors and Shareholders
Tombstone Cards, Inc.:


We have audited the accompanying balance sheet of Tombstone Cards, Inc. (Formerly Stack the Deck, Inc.) (A Development Stage Company) as of December 31, 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2006, the period from April 29, 2005 (inception) through December 31, 2005, and the period from April 29, 2005 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Cards, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, the period from April 29, 2005 (inception) through December 31, 2005, and the period from April 29, 2005 (inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.


/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Englewood, Colorado
March 19, 2007



                                     TOMBSTONE CARDS, INC.
                                (Formerly Stack the Deck, Inc.)
                                 (A Development Stage Company)
                                         Balance Sheets

                                                                                   March 31,    December 31,
                                                                                     2007          2006
                                                                                     ----          ----
                                                                                   (Unaudited)

                                     Assets
Current assets
   Cash and cash equivalents....................................................$   568,214   $   634,400
   Inventory, at lower of cost or market (Note 3)...............................      5,168         5,297
   Prepaid expenses.............................................................      9,000         9,412
                                                                                  ------------  ------------
            Total current assets................................................$   582,382   $   649,109
   Equipment, net of accumulated depreciation of $2,963(unaudited)
        and $825, respectively (Note 4).........................................     22,590        16,361
                                                                                  ------------  ------------

            Total assets........................................................$   604,972   $   665,470
                                                                                  ============  ============
                                                                                [Comment #4]    [Comment #4]
                            Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable and accrued liabilities.....................................$      --     $     2,325
                                                                                  ------------  ------------

            Total liabilities...................................................       --           2,325
                                                                                  ------------  ------------

Shareholders' equity (Note 5):
   Common stock, no par value; 100,000,000 shares authorized,
     3,230,000 (unaudited) and 3,230,000 shares issued and
        outstanding, respectively...............................................    816,305       816,305
   Additional paid-in capital...................................................     38,700        33,825
   Deficit accumulated during development stage.................................   (250,033)     (186,985)
                                                                                  ------------  ------------

            Total shareholders' equity..........................................    604,972       663,145
                                                                                  ------------  ------------

            Total liabilities and shareholders' equity..........................$   604,972   $   665,470
                                                                                  ============  ============









                         See accompanying notes to financial statements
                                              F-4


                                             TOMBSTONE CARDS, INC.
                                        (Formerly Stack the Deck, Inc.)
                                         (A Development Stage Company)
                                            Statements of Operations

                                                                               April 29, 2005 April 29, 2005 April 29, 2005
                                                                     For the     (Inception)   (Inception)   (Inception)
                                               Three Months Ended    Year Ended    Through      Through       Through
                                                     March 31,       December 31, December 31, December 31,  March 31,
                                             ------------------------ -------------------------------------------------
                                                2007         2006        2006         2005         2006        2007
                                             -----------  ----------- -----------  -----------  ----------- -----------
                                             (Unaudited)       (Unaudited)                                  (Unaudited)
Sales........................................     1,916          --           --           --           --       1,916
Cost of Sales................................     1,598          --           --           --           --       1,598
                                             -----------  ----------- -----------  -----------  ----------- -----------
   Gross profit..............................       318          --           --           --           --         318

Expenses:
   Contributed services by founders (Note 2).      --          5,000      10,000       10,000       20,000      20,000
   Share-based payment (Note 5):
     Common stock options....................     4,875          --       13,825           --       13,825      18,700
   Selling, general and administrative
     expenses                                    65,173        3,326     157,381        8,252      165,633     230,806
                                             -----------  ----------- -----------  -----------  ----------- -----------

           Loss from operations..............   (69,730)      (8,326)   (181,206)     (18,252)    (199,458)   (269,188)
Other income:                                                                                                       --
   Interest income...........................     6,682          --       12,473           --       12,473      19,155
                                             -----------  ----------- -----------  -----------  ----------- -----------

           Loss before income taxes..........   (63,048)      (8,326)   (168,733)     (18,252)    (186,985)   (250,033)

Income tax provision (Note 6)................     --            --            --           --           --          --
                                             -----------  ----------- -----------  -----------  ----------- -----------

           Net loss..........................   (63,048)  $   (8,326) $ (168,733) $   (18,252) $  (186,985) $ (250,033)
                                             ===========  =========== ===========  ===========  =========== ===========

Basic and diluted loss per share.............     (0.02)  $   (0.01) $    (0.08)  $     (0.01)
                                             ===========  =========== ===========  ===========

Basic and diluted weighted average
   common shares outstanding................. 3,230,000   $1,500,000  $2,069,872  $  1,500,000
                                             ===========  =========== ===========  ===========



                         See accompanying notes to financial statements
                                              F-5


                                             TOMBSTONE CARDS, INC.
                                        (Formerly Stack the Deck, Inc.)
                                         (A Development Stage Company)
                                  Statement of Changes in Shareholders' Equity

                                                                                                         Deficit
                                                                                                       Accumulated
                                                                                        Additional        During
                                                          Common Stock                   Paid-in       Development
                                               ------------------------------------
                                                    Shares             Amount            Capital          Stage            Total
                                               -----------------  -----------------  -----------------  -------------   ------------
Balance at  April 29, 2005  (inception)........           --     $            --     $         --     $      --      $         --

July and August 2005, sale of common
    stock at $0.01 per share, net of $3,000
    in offering costs (Note 2 and 5)...........     1,500,000             12,000               --            --             12,000
Contributed services by founders (Note 2)......           --                  --            10,000           --             10,000
Net loss.......................................           --                  --               --       (18,252)           (18,252)
                                               -----------------  -----------------  --------------  -------------   --------------

Balance at December 31, 2005...................     1,500,000             12,000            10,000      (18,252)             3,748
April through September 2006, sale of
    common stock at $0.50 per share,
    net of $60,695 offering costs
    (Note 5)...................................     1,730,000            804,305               --            --            804,305
May 2006, stock options granted
    (Note 5)...................................           --                  --             4,800           --              4,800
August 2006, stock options and warrants
     vested (Note 5)...........................           --                  --             9,025           --              9,025
Contributed services by founders (Note 2)......           --                  --            10,000           --             10,000
Net loss.......................................           --                  --               --      (168,733)          (168,733)
                                               -----------------  -----------------  --------------  -------------   --------------

Balance at December 31, 2006...................     3,230,000            816,305            33,825     (186,985)           663,145
March 2007, stock options and warrants
     vested (unaudited)........................           --                  --             4,875           --              4,875
Net loss (Unaudited)...........................           --                  --               --       (63,048)           (63,048)
                                               -----------------  -----------------  --------------  -------------   --------------

Balance at March 31, 2007 (Unaudited)..........     3,230,000   $        816,305    $      38,700    $ (250,033)     $      604,972
                                               =================  =================  ==============  =============   ==============






                         See accompanying notes to financial statements
                                              F-6


                                             TOMBSTONE CARDS, INC.
                                        (Formerly Stack the Deck, Inc.)
                                         (A Development Stage Company)
                                           Statements of Cash Flows)

                                                                               April 29, 2005 April 29, 2005 April 29, 2005
                                                                      For the     (Inception) (Inception)    (Inception)
                                               Three Months Ended     Year Ended   Through     Through        Through
                                                    March 31,        December 31, December 31, December 31,   March 31,
                                             -----------------------  -----------  ----------- ------------------------
                                                2007        2006         2006         2005        2006         2007
                                             ----------- -----------  -----------  ----------- -----------  -----------
                                             (Unaudited)       (Unaudited)                                  (Unaudited)
Cash flows from operating activities:
   Net loss............................     $   (63,048)$    (8,326) $  (168,733) $    (18,252) $  (186,985)$   (250,033)
   Adjustments to reconcile net loss
     to net cash used in operating
     activities:
      Contributed services (Note 4)....             --         --         10,000        10,000       20,000       20,000
      Stock-based compensation (Note 5).          4,875        --         13,825         --          13,825       18,700
      Depreciation expense..............          2,963        --            825         --             825        3,788
        Changes in operating assets
         and liabilies:
         Decrease (increase) in inventory           129        --         (5,297)        --          (5,297)      (5,168)
         Decrease (increase) in prepaid
           expenses.....................            412        --         (9,412)        --          (9,412)      (9,000)
         Decrease in accounts payable...         (2,325)       --           (213)        2,538        2,325       --
                                             ----------- -----------  -----------  -----------  -----------  -----------
           Net cash flows used in
             operating activities.......        (56,994)     (8,326)    (159,005)       (5,714)    (164,719)    (221,713)
                                             ----------- -----------  -----------  -----------  -----------  -----------

Cash flows from investing activities:
   Purchase of property and equipment...         (9,192)       --        (17,186)        --         (17,186)     (26,378)
                                             ----------- -----------  -----------  -----------  -----------  -----------
           Net cash flows used in
             investing activities.......         (9,192)       --        (17,186)        --         (17,186)     (26,378)
                                             ----------- -----------  -----------  -----------  -----------  -----------

Cash flows from financing activities:
   Proceeds from sale of common stock...             --       5,000      865,000        15,000      880,000      880,000
   Payments for stock offering costs....             --         --       (60,695)       (3,000)     (63,695)     (63,695)
                                             ----------- -----------  -----------  -----------  -----------  -----------
           Net cash flows used in
             financing activities.......             --       5,000      804,305        12,000      816,305      816,305
                                             ----------- -----------  -----------  -----------  -----------  -----------


             cash equivalents...........        (66,186)     (3,326)     628,114         6,286      634,400      568,214

Cash and cash equivalents:
   Beginning of period..................        634,400       6,286        6,286          --           --           --
                                             ----------- -----------  -----------  -----------  -----------  -----------

   End of period........................     $  568,214   $   2,960   $  634,400    $    6,286    $ 634,400   $  568,214
                                             =========== ===========  ===========  ===========  ===========  ===========

Supplemental disclosure of cash
   flow information: Cash paid
   during the period for:
     Income taxes.......................    $      --     $    --     $     --     $     --      $    --     $
                                             =========== ===========  ===========  ===========  ===========  ===========
     Interest...........................    $      --     $    --     $     --     $     --      $    --     $
                                             =========== ===========  ===========  ===========  ===========  ===========

                         See accompanying notes to financial statements
                                              F-7

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements

        (1)  Summary of Significant Accounting Policies

Organization and Basis of Presentation

Tombstone Cards, Inc. (referenced as "we", "us", "our" in the accompanying notes) was incorporated in the State of Colorado on April 29, 2005. We were organized to engage in the business of manufacturing and selling personalized playing cards.

Development Stage Company

We are in the development stage in accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards ("SFAS") No. 7 Accounting and Reporting by Development Stage Enterprises.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. We had $509,573 (unaudited) and $ 503,487 cash equivalents at March 31, 2007 and December 31, 2006, respectively.

Inventories

Inventories are stated at the lower of cost or market.

Equipment

Equipment is recorded at cost. Expenditures that extend the useful lives of equipment are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of the equipment are expensed as incurred. Depreciation is provided on the straight-line method over 3 years.

Financial Instruments

The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, and accounts payable approximate fair value due to the short-term maturity of the instruments.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $3,162 (unaudited), $903 (unaudited), $11,667, $1,029, $12,696 and $15,858, for the three  months  ended  March  31,  2007 and March 31,  2006,  for the year  ended

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements

December 31, 2006, for the period from April 29, 2005 (inception) through December 31, 2005, the period from April 29, 2005 (inception) through December 31, 2006, and the period from April 29, 2005 (inception) through March 31, 2007, respectively.

Earnings (Loss) per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At December 31, 2006 and March 31, 2007 (unaudited), there were no variances between basic and diluted loss per share as the impact of the 4,270,000 options, warrants and warrant units outstanding would have been anti-dilutive.

Share-Based Payment

In December 2004, the FASB issued FASB Statement No. 123(R), "Share-Based Payment", which is a revision to FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123). FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We adopted the fair value based method of accounting for share-based payments effective January 1, 2006 using the modified prospective method described in FASB Statement No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. The modified prospective method requires companies to record compensation cost beginning with the effective date based on the requirements of FASB Statement No. 123(R) for all share-based payments granted after the effective date. There were no share-based payments granted prior to the effective date.

Year-end

Our year-end is December 31.

Unaudited financial information

The accompanying financial information as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 is unaudited. In the opinion of management, all normal and recurring adjustments which are necessary to provide a fair presentation of operating results for the three months ended March 31, 2007 and 2006 have been made. The results of operations for the three months ended March 31, 2007 is not necessarily indication of the results to be expected for the year.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued two related standards that address accounting for income taxes: FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, and FASB Staff Position (FSP) FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction . Among other things, FIN 48 requires application of a "more likely than not"

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements

threshold to the recognition and derecognition of tax positions and that changes related to prior years' tax positions be recognized in the quarter of change. FSP FAS 13-2 requires a recalculation of returns on leveraged leases if there is a change or projected change in the timing of cash flows relating to income taxes generated by the leveraged lease. Both new standards became effective for us on January 1, 2007. The FASB is currently engaged in a project to provide implementation guidance on FIN 48. While the effects of FIN 48 will depend somewhat upon this implementation guidance, we expect the transition effects of these standards to be modest and consist of reclassification of certain liabilities on our Statement of Financial Position and an adjustment to the opening balance of retained earnings. Prior periods will not be restated as a result of these required accounting changes.

In February 2006, the FASB issued  Statement of Financial  Accounting  Standards
(SFAS) 155, Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140 (SFAS 155). This Statement amended SFAS 133 to include within its scope prepayment features in newly created or acquired retained interests related to securitizations. SFAS 155 will have the effect of changing, from level yield to fair value, the basis on which we recognize earnings on these retained interests. We expect these effects to be immaterial to our 2007 operations.

        (2)      Related Party Transactions

On  July  6,  2005,  we  sold  500,000   shares  of  our  common  stock  to  our
CFO/Secretary/Treasurer (Neil A. Cox) for $5,000, or $.01 per share. Our common stock had no quoted market value on the date of the transaction.

On July 14, 2005, we sold 500,000 shares of our common stock to our President (John N. Harris) for $5,000, or $.01 per share. Our common stock had no quoted market value on the date of the transaction.

The President, CFO and COO/CTO contributed their management services to our business from April 29, 2005 (date on inception) through June 30, 2006. The services are reported as contributed services with a corresponding credit to additional paid-in capital totaling $10,000 for the year ended December 31, 2006, $10,000 for the period from April 29, 2005 (inception) through December 31, 2005, and $20,000 (unaudited) for the period from April 29, 2005 (inception) through March 31, 2007.

         (3)       Inventories

At March 31, 2007 and December 31, 2006, inventory consisted of:

                                March 31,               December 31,
                                  2007                      2006
                                -----------             ------------
                                (Unaudited)

Raw Materials...................$   5,168               $    5,297
                                ===========             ============

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements

          (4)     Property and equipment

At March 31, 2007 and December 31, 2006 major classes of property and equipments were:

                                              March 31,          December 31,
                                                2007                 2006
                                          ------------------   ----------------
                                             (Unaudited)
Computer equipment........................           12,488           $ 12,488
Software..................................           13,065              4,698
                                          ------------------   ----------------
                                                     25,553             17,186
Less: accumulated depreciation............           (2,963)              (825)
                                          ------------------   ----------------
Total.....................................           22,590             16,361
                                          ==================   ================

Depreciation expense was $2,138 (unaudited), $-0- (unaudited), $737, $88, $825 and $2,963, for the three months ended March 31, 2007 and 2006, for the year ended December 31, 2006, the period from April 29, 2005 (inception) through December 31, 2005, the period from April 29, 2005 (inception) through December 31, 2006 and the period from April 29, 2005 through March 31, 2007, respectively.

        (5) Shareholders' Equity

Common Stock

We have closed on August 31, 2006, a private offering of our common stock after selling 1,730,000 units for net proceeds of $804,305. We had offered for sale to residents of such States and Countries as the offering qualified under, two million units at $0.50 per unit. Each unit consisted of one share of common stock, one "A" warrant exercisable at $2.00 for up to three years and callable for redemption by the Company and one "B" warrant exercisable at $5.00 for up to three years and callable for redemption by the Company. The offering was made in reliance upon an exemption from registration under the federal and state securities laws provided by Regulation D, Rule 506 of the Securities and Exchange Commission and such other applicable registrations, or exemptions from registration, for which the Units may have qualified.

During July and August 2005, we sold 500,000 shares of our common stock to various investors for $5,000, or $.01 per share. Our common stock had no quoted market value on the date of the transaction. Proceeds from the sale of common stock, including sales to related parties, less offering costs of $3,000 were $12,000.

Common Stock Options and Warrants

On May 8, 2006, we granted to two investors options to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $0.55 per share. The options vested on August 29, 2006 and expire on August 29, 2009. Our common stock was valued at $0.50 per share on the grant date; however, our Board of Directors, utilizing appropriate option pricing software, estimated the fair value of the options at $.0325 per share, or $4,800. The $4,800 was recorded as share-based payment in the accompanying financial statements during the year ended December 31, 2006.

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements

Using the Black-Scholes option-pricing software, our Board of Directors assumed the following in estimating the fair value of the options at the grant date:

Risk-free interest rate...............................................4.99%
Dividend yield........................................................0.00%
Volatility factor.....................................................5.00%
Weighted average expected life......................................3.years

On August 4, 2006, we granted to an outside consultant a warrant to purchase 600,000 shares of our common stock at an exercise price of $0.55 per share. The warrant vests upon the effective date of our Registration Statement and expires on August 31, 2009. Our Board of Directors, utilizing appropriate software, estimated the fair value of the warrant at $.0325 per share, or $19,500, of which $8,125 in share-based payment in the accompanying financial statements for the year ended December 31, 2006. During the three months ended March 31, 2007, we recognized $4,875 (unaudited) in share-based payment in the accompanying financial statements.

Using the Black-Scholes option-pricing software, the Board of Directors assumed the following in estimating the fair value of the warrant at the grant date:

Risk-free interest rate...........................................4.86%
Dividend yield....................................................0.00%
Volatility factor.................................................5.00%
Weighted average expected life..................................3.years

On August 8, 2006, we granted to a placement agent a warrant to purchase 60,000 units at an exercise price of $0.60 per unit, in exchange for broker-dealer services. Each unit is comprised of one share of our common stock, one A warrant and one B warrant. The warrant vests upon the effective date of our Registration Statement and expires on August 31, 2009. Our Board of Directors, utilizing appropriate software, estimated the fair value of the warrant at $.015 per share, or $900, which was recorded as offering cost in the accompanying financial statements at December 31, 2006.

Using the Black-Scholes option-pricing software, the Board of Directors assumed the following in estimating the fair value of the warrant at the grant date:

Risk-free interest rate..............................................4.86%
Dividend yield.......................................................0.00%
Volatility factor....................................................5.00%
Weighted average expected life.....................................3.years

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements


Following is a schedule of changes in our common stock options and warrants:


                                                                                 Weighted
                                                                                  Average
                                                                  Exercise       Exercise
                                                   Number          Price           Price       Contractual
                                                  of Shares      Per Share       Per Share         Life
                                                -------------- --------------- -------------- ---------------
Outstanding at
    April 29, 2005 (inception)..................            -               -            $ -       N/A
Granted.........................................            -               -            $ -       N/A
Exercised.......................................            -               -            $ -       N/A
Cancelled/Expired...............................            -               -            $ -       N/A
                                                -------------- --------------- -------------- ---------------
Outstanding at December 31, 2005................            -               -            $ -       N/A

Granted.........................................    4,270,000   $0.55 - $5.00         $ 2.94    2.58 years
Exercised.......................................            -               -            $ -       N/A
Cancelled/Expired...............................            -               -            $ -       N/A
                                                -------------- ------------------------------ ---------------
Outstanding at December 31, 2006................    4,270,000   $0.55 - $5.00         $.2.94    2.58 years
                                                -------------- ------------------------------ ---------------
Exercisable at December 31, 2006................    3,610,000   $0.55 - $5.00         $ 2.94    2.58 years

Granted (Unaudited).............................            -               -            $ -       N/A
Exercised (Unaudited)...........................            -               -            $ -       N/A
Cancelled/Expired (Unaudited)...................            -               -            $ -       N/A
                                                -------------- ------------------------------ ---------------
Outstanding at March 31, 2007 (Unaudited).......    4,270,000   $0.55 - $5.00         $.2.94    2.58 years
                                                ============== ============================== ===============
Exercisable at March 31, 2007 (Unaudited).......    3,610,000   $0.55 - $5.00         $.2.94    2.58 years
                                                ============== ============================== ===============



                                                                    March 31,       December 31,     December 31,
                                                                       2007             2006             2005
                                                                 ----------------------------------------------------
                                                                   (Unaudited)
                                                                 ----------------------------------------------------
Total fair value of options vested during the period........              $.4,875         $.13,825         $ -
                                                                 ====================================================

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements


Common stock awards consisted of the following options and warrants:


                                                                               Warrant         Total
    Description                                Options        Warrants          Units          Awards
----------------------------------------------------------------------------------------------------------
Outstanding at April 29, 2005 (inception).....           -              -               -               -
Granted.......................................           -              -               -               -
Exercised.....................................           -              -               -               -
Cancelled/Expired.............................           -              -               -               -
                                                -----------   ------------     -----------     -----------
Outstanding at December 31, 2005..............           -              -               -               -

Granted.......................................     150,000      4,060,000          60,000       4,270,000
Exercised.....................................           -              -               -               -
Cancelled/Expired.............................           -              -               -               -
                                                -----------   ------------     -----------     -----------
Outstanding at December 31, 2006..............     150,000      4,060,000          60,000       4,270,000

Granted (Unaudited)...........................           -              -               -               -
Exercised.(Unaudited).........................           -              -               -               -
Cancelled/Expired (Unaudited).................           -              -               -               -
                                                -----------   ------------     -----------     -----------
Outstanding at March 31, 2007 (Unaudited).....     150,000      4,060,000          60,000       4,270,000
                                                ===========   ============     ===========     ===========


        (6) Income Taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows:


                                                                                April 29, 2005
                                                                Year             (Inception)
                                                               Ended               Through
                                                            December 31,         December 31,
                                                                2006                 2005
                                                         -------------------  -------------------
U.S. statutory federal rate..............................            27.50%               15.00%
State income tax rate....................................             3.36%                5.10%
Permanent difference - Contibuted services...............            -1.90%                0.00%
Net operating loss for which no tax
   benefit is currently available........................           -28.96%              -20.10%
                                                         -------------------  -------------------
                                                                      0.00%                0.00%
                                                         ===================  ===================

                              TOMBSTONE CARDS, INC.
                         (Formerly Stack the Deck, Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements



                                                                                April 29, 2005
                                                                Year             (Inception)
                                                               Ended               Through
                                                            December 31,         December 31,
                                                                2006                 2005
                                                         -------------------  -------------------
U.S. statutory federal rate..............................            27.50%               15.00%
State income tax rate....................................             3.36%                5.10%
Permanent difference - Contibuted services...............            -1.90%                0.00%
Net operating loss for which no tax
   benefit is currently available........................           -28.96%              -20.10%
                                                         -------------------  -------------------
                                                                      0.00%                0.00%
                                                         ===================  ===================

At December 31, 2006, deferred tax assets consisted of a net tax asset of $47,099 due to operating loss carryforwards of $180,912 which was fully allowed for, in the valuation allowance of $47,099. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the year ended December 31, 2006 totaled $45,536. The net operating loss carryforward expires through the year 2026.

At December 31, 2005, deferred tax assets consisted of a net tax asset of $1,563 due to operating loss carryforwards of $8,252, which was fully allowed for, in the valuation allowance of $1,563. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period from April 29, 2005 (inception) through December 31, 2005 totaled $1,563.

The valuation allowance is evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

        (7)      Concentration of Credit Risk

We have  concentrated  our  credit  risk for  cash by  maintaining  deposits  in financial  institutions,  which may at times,  exceed  the  amounts  covered  by insurance  provided by the United States Federal Deposit  Insurance  Corporation
(FDIC). The loss that would have resulted from that risk totaled $468,214 (unaudited) and $534,400 at March 31, 2007 and December 31, 2006, respectively, for the excess of the deposit liabilities reported by the financial institution over the amount that would have been covered by federal insurance. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk to cash.

                     [OUTSIDE BACK COVER PAGE OF PROSPECTUS]
                     DEALER PROSPECTUS DELIVERY REQUIREMENTS

Until ninety (90) days from the effective date of this registration statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Tombstone Cards, Inc. officers and directors are indemnified as provided by the Colorado Revised Statutes and the bylaws.

Under the Colorado Revised Statutes, director immunity from liability to a company or its Shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its Shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Colorado law; provided, however, that the company may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by the board of directors,
(c) is provided by us, in sole discretion, pursuant to the powers vested under Colorado law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by it to an officer of the company except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We have expended, or will expend fees in relation to this registration statement as detailed below:

===============================================================================
                  EXPENDITURE ITEM                                  AMOUNT
--------------------------------------------------------------------------------
Attorney Fees                                                           $35,000
--------------------------------------------------------------------------------
Audit Fees                                                              $20,000
--------------------------------------------------------------------------------
Transfer Agent Fees                                                      $2,500
--------------------------------------------------------------------------------
SEC Registration and Blue Sky Registration fees (estimated)              $5,000
--------------------------------------------------------------------------------
Printing Costs and Miscellaneous Expenses (estimated)                    $6,000
                                                                         ------
--------------------------------------------------------------------------------
TOTAL                                                                   $68,500
================================================================================


RECENT SALES OF UNREGISTERED SECURITIES

We have sold securities within the past three years without registering the securities under the Securities Act of 1933 as shown in the following table:

----------------------------------------------------------------------------------------------------------------
NAME                COMMON SHARES    "A" WARRANTS   "B" WARRANTS    "OTHER"         ($) PAID   DATE OF    EXEMPTION
                                                                    WARRANTS           PER     PURCHASE
                                                                                    SECURITY
----------------------------------------------------------------------------------------------------------------
Neil A. Cox                 500,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
----------------------------------------------------------------------------------------------------------------
John N. Harris              500,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
----------------------------------------------------------------------------------------------------------------
James C. McLennan            25,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
----------------------------------------------------------------------------------------------------------------
Dale Stonedahl (1)(2)        60,000         60,000          60,000                       $.50    3/10/06     Rule 506
----------------------------------------------------------------------------------------------------------------
Dale Stonedahl               50,000                                                      $.01     4/2005      Section
(1)(2)                                                                                                          4(2)
----------------------------------------------------------------------------------------------------------------
George W.                    50,000         50,000          50,000                       $.50    2/22/06     Rule 506
Wanberg  and
Cynthia B.
Wanberg (1)
----------------------------------------------------------------------------------------------------------------
George W.                    25,000                                                      $.01     4/2005      Section
Wanberg  and                                                                                                     4(2)
Cynthia B. Wanberg
----------------------------------------------------------------------------------------------------------------
Jolaine Roth                 25,000                                                      $.01     4/2005      Section
                                                                                                                 4(2)
----------------------------------------------------------------------------------------------------------------
Mark S.                      25,000                                                      $.01     4/2005      Section
Kachun                                                                                                           4(2)
----------------------------------------------------------------------------------------------------------------
James B.                     25,000                                                      $.01     4/2005      Section
Sebastian                                                                                                        4(2)
----------------------------------------------------------------------------------------------------------------
William H.                   25,000                                                      $.01     4/2005      Section
Reilly(2)                                                                                                        4(2)
----------------------------------------------------------------------------------------------------------------
Douglas F.                  200,000                                                      $.01     4/2005      Section
Fleet                                                                                                            4(2)
----------------------------------------------------------------------------------------------------------------
Barbara C.                   50,000                                                      $.01     4/2005      Section
Kurczodyna                                                                                                       4(2)
----------------------------------------------------------------------------------------------------------------
J.  Randall                  50,000                                                      $.01     4/2005      Section
Thrall                                                                                                           4(2)
----------------------------------------------------------------------------------------------------------------
Gary Stonedahl               20,000         20,000          20,000                       $.50    3/10/06     Rule 506
----------------------------------------------------------------------------------------------------------------
Lee A. Milo TR UA           100,000        100,000         100,000                       $.50    3/13/06     Rule 506
12052002, George
Wanberg TTEE
----------------------------------------------------------------------------------------------------------------

                                       46

---------------------------------------------------------------------------------------------------------------
Matthew Ray Frigm           20,000          20,000          20,000                       $.50    3/14/06    Rule 506
---------------------------------------------------------------------------------------------------------------
William J. Clayton          30,000          30,000          30,000                       $.50    3/17/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Richard C.                  50,000          50,000          50,000                       $.50    3/19/06    Rule 506
Erickson
---------------------------------------------------------------------------------------------------------------
Carmine Tirone              30,000          30,000          30,000                       $.50    3/20/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Willie Gibson               10,000          10,000          10,000                       $.50    3/21/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Leroy Padilla               10,000          10,000          10,000                       $.50    3/30/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Nagle Family Trust          50,000          50,000          50,000                       $.50    5/31/06    Rule 506
---------------------------------------------------------------------------------------------------------------
David W. Lane              100,000         100,000         100,000                       $.50    7/13/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Robert E.                  100,000         100,000         100,000                       $.50    7/28/06    Rule 506
Maciorowski
---------------------------------------------------------------------------------------------------------------
James Scanlon              200,000         200,000         200,000                       $.50    7/28/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Mike Scanlon               200,000         200,000         200,000                       $.50    7/31/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Michael J. Keate           200,000         200,000         200,000                       $.50    7/31/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Roland Rosenboom           200,000         200,000         200,000                       $.50    7/31/06    Rule 506
---------------------------------------------------------------------------------------------------------------
James V. Bickford          100,000         100,000         100,000                       $.50    7/31/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Lawrence M. Elman           50,000          50,000          50,000                       $.50    7/31/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Richard Gardner             10,000          10,000          10,000                       $.50     8/1/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Robert E. Dettle,           50,000          50,000          50,000                       $.50     8/4/06    Rule 506
Trustee
---------------------------------------------------------------------------------------------------------------
William H. & Gale           10,000          10,000          10,000                       $.50     8/7/06    Rule 506
S. Kendall
---------------------------------------------------------------------------------------------------------------
William R. Talbert          10,000          10,000          10,000                       $.50    8/29/06    Rule 506
---------------------------------------------------------------------------------------------------------------
John Gersman                10,000          10,000          10,000                       $.50    8/30/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Dulcinea A.                 10,000          10,000          10,000                       $.50    8/30/06    Rule 506
Hansard
---------------------------------------------------------------------------------------------------------------
Steve E. Hatch              50,000          50,000          50,000                       $.50    8/30/06    Rule 506
---------------------------------------------------------------------------------------------------------------
Capital Merchant                                                           600,000    $.00001    8/31/06     Section
Banc                                                                                                            4(2)
---------------------------------------------------------------------------------------------------------------
Garden State                                                                60,000    $.00001    8/31/06     Section
Securities                                                                                                      4(2)
---------------------------------------------------------------------------------------------------------------
Employee Stock
Options
---------------------------------------------------------------------------------------------------------------
    Dale Stonedahl          50,000          50,000                          50,000      $.001    8/31/06     Section
    (2)                                                                                                         4(2)
---------------------------------------------------------------------------------------------------------------
    William Reilly         100,000         100,000                         100,000      $.001    8/31/06     Section
    (2)                                                                                                         4(2)
---------------------------------------------------------------------------------------------------------------

(1) Mr. Dale Stonedahl and Mr. George Wanberg were both purchasers of stock ($0.01) in 2005 and both also purchased units ($0.50) in the Private Placement Memorandum in 2006.
(2) In addition, Dale Stonedahl and William Reilly have Employee Stock Options of 50,000 Shares and 100,000 Shares, respectively, at $0.55 per Share. The Stock Options have not been exercised.

EXEMPTIONS FROM REGISTRATION FOR UNREGISTERED SALES

1. Common Shares sold at $.01 were sold to the initial founding shareholders under Section 4(2) and to private investors at $0.01 per Share pursuant to an exemption under Rule 504 of Regulation D in 2005.

2. Units consisting of Common Shares and Warrants were sold at $0.50 per Unit pursuant to an exemption under Rule 506 of Reg. D in 2006.

A Private Placement Memorandum was used together with a Subscription Agreement for the Offering in which the investors represented thus understood the securities were unregistered and that they had no liquidity and must be held for an indefinite period of time, and that they were not purchasing with the intent to resell promptly.

3. The Warrants sold to Capital Merchant Banc, Garden State Securities and certain Employee Stock Options were sold pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 in 2006. Each of the recipients of Warrants or Stock Options received such in consideration of services rendered:

1. Capital Merchant Banc -consulting services on business model and plan, sales implementation and product public relations design program - 600,000 Warrants at $0.55
2. Garden State Securities - additional compensation to Registered Broker Dealer for acting as Placement Agent - 60,000 Warrants at $0.60
3.       Employees received Options for services rendered to our Company. 50,000
         - Dale Stonedahl / 100,000 - William Reilly

EXHIBITS

----------------------------------------------------------------------------
NUMBER  DESCRIPTION
3.1     Articles of Incorporation.                           *
3.2     Articles of Amendment - Name Change                  *
3.3     Bylaws of Tombstone Cards, Inc.                      *
5       Opinion re: Legality                                 Filed Herewith
10.1    "A" Warrant Form                                     *
10.2    "B" Warrant Form                                     *
10.3    Capital Merchant Banc Warrant Form                   *
10.4    Employee Stock Warrant Form                          *
10.5    William H. Reilly Warrant Form                       *
10.6    Dale Stonedahl Warrant Form                          *
10.7    Revised Garden State Securities Warrant Form         **
10.8    Consulting  Agreement  with Capital  Merchant Banc,  *
        LLC
10.9    Garden State Securities Finder's Fee Agreement       *
10.10   2006 Tombstone Cards, Inc. Option Plan               *
23.1    Consent of Attorney                                  Filed Herewith
23.2    Consent of Accountant                                Filed Herewith

----------------------------------------------------------------------------

*   Incorporated   by  reference  to  the  Form  SB-2   Registration   Statement
(#333-138184) filed with the Securities and Exchange Commission on October 24, 2006.

**   Incorporated  by  reference  to  the  Form  SB-2   Registration   Statement
(#333-138184) filed with the Securities and Exchange Commission on January 8, 2007.

UNDERTAKINGS
Tombstone Cards, Inc. hereby undertakes the following:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

         (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

         (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.


In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.


For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Longmont, Colorado, on July 9, 2007.

TOMBSTONE CARDS, INC.


/s/John N. Harris                                             July 31, 2007
----------------------------------------
John N. Harris
(Principal Executive Officer, President
and Chief Executive Officer)


/s/Neil A. Cox                                                July 31, 2007
------------------------------------
Neil A. Cox
(Chief Financial Officer/Principal
Accounting Officer)


/s/William H. Reilly                                          July 31, 2007
------------------------------------
William H. Reilly
(Chief Operating Officer, Chief Technology
 Officer)


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.



/s/John N. Harris                                             July 31, 2007
----------------------------------------
John N. Harris, Director



/s/Neil A. Cox                                                July 31, 2007
------------------------------------
Neil A. Cox, Director


/s/William H. Reilly                                          July 31, 2007
------------------------------------
William H. Reilly, Director

                                   EXHIBIT 5.1
                                  EXHIBIT 23.1


                               Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                         303-422-8127 * 303-431-1567 fax


                                 August 1, 2007



Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO  80503


Re:  SB-2/A #2 Registration Statement for common shares of Tombstone Cards, Inc.

Gentlemen:


     At your request, I have examined Registration Statement No. 333-138184 which is being filed with the Securities and Exchange Commission ("SEC"), on Form SB-2/A (the "Amended Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of


(a) 1,500,000 Shares of Common Stock of Selling Shareholders,
(b) 1,730,000 Units consisting of one common share and one "A" Warrant and one "B" Warrant,
(c) 1,730,000 outstanding shares comprising part of the Units being Registered,
(d) 1,730,000  "A"  Warrants,
(e) 1,730,000  "B"  Warrants,
(f) 1,730,000  common  Shares  underlying  "A"  Warrants  at $2.00  per  Share,
(g) 1,730,000 common Shares  underlying "B" Warrants at $5.00 per Share,
(h) 600,000 common Shares underlying Consultant Warrants at $0.55 per Share,
(i) 60,000 Units underlying Placement Agent Warrants, for Units consisting of 60,000 shares and 60,000 "A" Warrants and 60,000 "B" Warrants),
(j)  60,000  common  Shares  underlying   Placement  Agent  Warrants  for  Units
(consisting of Shares and "A" and "B" Warrants) at $0.55 per Share,
(k) 60,000 "A" Warrants underlying Placement Agent Warrants for Units
(l) 60,000 "B" Warrants  underlying  Placement  Agent  Warrants for Units
(m) 60,000 Shares underlying  "A" Warrants to Placement  Agent,
(n) 60,000 Shares  underlying "B" Warrants to Placement Agent, and
(o) 150,000 Shares underlying Employee/Consultant Options at $0.55 per Share (the "Offering") of our Company, Tombstone Cards, Inc. ("Tombstone") a Colorado corporation


     In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

     a.   Certificate of Incorporation of the Company, as amended to date;

     b.   Bylaws of the Company, as amended to date;

     c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the Stock.

     d. The Amended Registration Statement as filed with the SEC as of the date hereof.

Tombstone Cards, Inc.
August 1, 2007
Page 2


     I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

     Based on the foregoing, it is my opinion that the Stock being registered under the Amended Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under Colorado Laws.

     I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the Stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the Stock.

     I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the Stock described in the Amended Registration Statement in connection with the offering described therein.

     This opinion covers only matters of Colorado law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

     The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Amended Registration Statement.

                               Sincerely,


                               /s/ Michael A. Littman
                               ------------------------
                               Michael A. Littman

                                  EXHIBIT 23.2


                         CONSENT OF INDEPENDENT AUDITORS

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the use, in the registration statement amendment No. 6 on Form SB-2/A of Tombstone Cards, Inc., of our report dated March 19, 2007 on our audits of the financial statements of Tombstone Cards, Inc. as of December 31, 2006 and December 31, 2005, and the related statement of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2006, the period from April 29, 2005 (inception) through December 31, 2005, and the period from April 29, 2005 (inception) through December 31, 2006, and the reference to us under the caption "Experts."



//s// Cordovano and Honeck, LLP

Cordovano and Honeck LLP
Englewood, Colorado

July 31, 2007